



# LaBranche & Co Inc.

Annual Report 2002

**About LaBranche & Co Inc.**

LaBranche & Co Inc. is the parent of one of the leading Specialist firms on the New York Stock Exchange. Founded in 1924, our LaBranche & Co. LLC subsidiary is the Specialist for over 650 companies, nine of which are in the Dow Jones Industrial Average, 30 of which are in the S&P 100 Index and 101 of which are in the S&P 500 Index. In addition, we are the Specialist for over 140 AMEX-listed options through our LaBranche Structured Products LLC subsidiary.

## Financial Highlights

| For the Year Ended December 31, | 2002 | 2001 | 2000 |
|---|---|---|---|
| **Income Statement Data:** | | | |
| Revenues | $ 452.8 | $ 424.1 | $ 344.8 |
| Net Income Available to Common Stockholders | $ 80.3 | $ 64.1 | $ 81.9 |
| Earnings Per Share (diluted) | $ 1.34 | $ 1.13 | $ 1.69 |
| **Balance Sheet Data:** | | | |
| Total Assets | $ 1,912.8 | $ 2,000.8 | $ 1,004.1 |
| Total Long-Term and Subordinated Indebtedness | $ 383.2 | $ 429.2 | $ 397.8 |
| Stockholders' Equity | $ 989.7 | $ 928.4 | $ 370.9 |
| **Operational Data:** | | | |
| Number of Our NYSE Common Stock Listings | 589 | 591 | 386 |
| Total Share Volume on the NYSE of Our Specialist Stocks (in Billions) | 102 | 76 | 53 |
| Total Dollar Volume on the NYSE of Our Specialist Stocks (in Billions) | $ 2,686 | $ 2,519 | $ 2,213 |
| NYSE Average Daily Trading Share Volume (in Millions) | 1,441 | 1,240 | 1,042 |
| Number of Our AMEX Common Stock Listings | 82 | 57 | – |
| Number of Our AMEX Option Listings | 143 | 122 | 21 |

(In Millions, Except for Per Share and Operational Data)


$126
98
$201
99
$345
00
$424
01
$453
02

**LaBranche Revenue Growth**

(Millions of Dollars)



# Growing in a Changing Marketplace

"The march of technological change has enabled us to consistently improve the **quality of execution** – which means faster, lower-cost transactions with greater price transparency – and to bring the investor ever closer to the point of sale."

**Michael LaBranche**, Chairman, President and CEO



**Total Share Volume on the NYSE of LaBranche's Specialist Stocks** (In Billions)


98 20
99 26
00 53
01 76
02 102




11 WA

"With more than 650 listed companies among our clients, including nine of the Dow 30, LaBranche has led the movement towards **consolidation among Specialist firms**. This has resulted in stronger and better-capitalized firms, capable of easily handling trades of considerable size. In 2002, we executed nearly $1 trillion worth of transactions as principal."

**Bob Murphy**, CEO, LaBranche & Co. LLC

**Number of NYSE Specialist Firms** (As of Year End)


98
31
99
25
00
18
01
9
02
7

"As this year has shown, LaBranche can **succeed** even in the most difficult market environments. And because the financial marketplace will only continue to **grow**, so will we."



**Michael LaBranche**
Chairman, President and CEO

## To Our Shareholders

The year 2002 presented many challenges for equity market participants. Perhaps the biggest challenge was the continued decline in stock prices, which extended the bear market for equities into a third year. This marked the first time since 1941 that the market had fallen three years in a row.

Faced with a difficult climate for the stock market, we worked to operate as efficiently as possible. Growing our business, generating capital and focusing on improving market quality and Specialist performance were our highest priorities.

Our revenues increased seven percent to $453 million. Our earnings available to common stockholders, which benefited from the implementation of SFAS No. 142 regarding the amortization of goodwill, increased 25 percent to $80 million. Earnings per share, which also benefited from SFAS No. 142, increased 19 percent to $1.34. LaBranche again showed that it can generate substantial capital in a challenging environment.

Our industry is changing dramatically, and LaBranche continues to change with it. The number of NYSE Specialist firms has declined to seven, down from 27 firms when we went public in August of 1999. Technology plays an increasing role in linking market participants to the point of sale, giving customers

**LaBranche New Common Stock Listings**

| Year | Listings |
|---|---|
| 98 | 9 |
| 99 | 16 |
| 00 | 17 |
| 01 | 26 |
| 02 | 37 |

more information and lowering trading costs. This means that for businesses such as ours to be successful, they must be built on economies of scale. LaBranche is now a true large-scale provider of liquidity in the stock execution business. Last year, LaBranche traded nearly one trillion dollars worth of listed securities as principal. Our stocks accounted for more than 400 million shares of average daily NYSE volume, and LaBranche's Specialist stocks represented 29 percent of NYSE share volume.

We currently represent the world's finest companies on the NYSE, and becoming the Specialist for new companies listing on the NYSE is critical to our success. In 2002, we were chosen by 37 companies, which is an excellent result by any measure. Working to gain the trust of new companies and being chosen by them is an indication of the strength of our business and our solid future.

Last year we significantly strengthened our balance sheet by partially retiring debt and our Series A Preferred Stock, while increasing working capital and retained earnings. This will give us more flexibility going forward and will also make us more competitive in a changing marketplace. We will use our resources to invest in technology as we have at our LaBranche Financial Services, Inc. subsidiary. It is our vision to use technology to link our customers electronically to the wholesale and retail securities markets. Our intention is to be a leader in providing electronic access to market participants.

In the first quarter of 2003, we welcomed Donald Kiernan to our Board, which now has a majority of outside directors in accordance with corporate governance best practices. Our Nominating and Corporate Governance, Compensation, and Audit committees are solely comprised of outside directors. Additionally, our Board decided to expense all new option grants effective January 1, 2003.

In January 2003, our board declared a dividend of eight cents per share. This is consistent with our philosophy of giving you, our shareholders and partners, a tangible return on your investment. At the same time, we will continue to focus on the needs of our customers. This is ultimately the best way to ensure the growth and strength of your company. As always, we value you as shareholders and appreciate your support.

Sincerely,



Michael LaBranche
*Chairman, President and CEO*



## Technological Change

Of all the rapid changes in the financial marketplace in recent years, the advance of technology has been one of the most dramatic.

At LaBranche, we embrace technological change. It has enabled markets to accommodate an extraordinary expansion of trading volumes, while allowing buyers and sellers to conduct transactions faster and more efficiently. Over time, this success has attracted larger flows of capital into the American marketplace, strengthening our business and our industry.

For us, technology is an essential tool in helping us fulfill one of our fundamental missions: to continually improve the quality of transaction execution.

Working in harmony with changes developed at the New York Stock Exchange and other major marketplaces, we have made substantial investments in our own technology and have consistently upgraded our systems. This has enabled us to bring our customers closer to the point of sale, where they can take advantage of lower costs, achieve rapid order fulfillment, experience greater price transparency and react to market changes almost instantaneously. It has also allowed our customers to transact business with anonymity and minimal market impact.

On the floor of the New York Stock Exchange, where transactions valued at more than 2.5 trillion dollars take place annually in LaBranche Specialist stocks, technological progress has been particularly impressive. Today, approximately 99 percent of all NYSE orders are delivered electronically through NYSE systems. Due to our ability to handle such large volumes, together with our expertise, we were able to fulfill trades for an average cost of a mere $.0005 per share in 2002, which helped make the NYSE the least expensive trading venue of any major exchange or market-making system in the world.

Despite the advance in automation of the securities markets, the importance of the Specialist has not diminished. On the contrary, the human element required for dependably trading large blocks or illiquid shares, or for intervening to stabilize a volatile situation – by combining judgment, skill and the willingness to commit our own capital – continues to be vital for maintaining orderly markets.

The advent of new electronic trading systems has reinforced recognition of the Specialists' contribution. These new systems are increasingly revealing that the liquidity provided by Specialists is a valuable resource. In the future, as market niches are established

**LaBranche: A Leading NYSE Specialist Firm in 2002**

| Total Listed Companies | Non-U.S. Listings | New Common Stock Listings | Principal Shares Traded on NYSE | Dollar Value of Principal Shares Traded on NYSE |
|---|---|---|---|---|
| **589** | **134** | **37** | **35.7 b** | **$983 b** |
| S&P 500 Index Stocks* | S&P 100 Index Stocks | Dow Jones Industrial Average Stocks | % Dollar Volume Traded on NYSE | % Share Volume Traded on NYSE |
| **101** | **30** | **9** | **27%** | **29%** |

*Includes 1 listing from the AMEX



# At the Nexus of Marketplace Change

based upon specific capabilities, we expect alternative systems will increasingly serve as conduits for bringing additional order flow to the NYSE to take advantage of its low-cost execution and access to the larger pool of liquidity.

In this vein, through our LaBranche Financial Services unit, we have also cultivated our own state-of-the-art technologies to provide customers with direct connectivity to the marketplace. Our patented, Web-based Universal Trader® order management and delivery platform enables institutional and professional traders to direct orders from their computer screens to a full range of destinations, including NYSE floor brokers, the SuperDOT® system, and other markets. In 2002, we launched our Institutional Execution Group which is led by an experienced team of sales and trading professionals. The Group provides personalized execution services for the institutional investor community. The trading desk employs our proprietary "Floor Focus" technology and other leading-edge trading systems to help institutions obtain the optimal execution of their orders. In addition, we have invested in the innovative equity trading system provider, Lava Trading, Inc., which enables direct access to multiple sources of liquidity in the NASDAQ market as well as listed securities exchanges, ECNs (electronic communication networks) and ATSs (alternative trading systems). Lava has become an indispensable tool on the desks of major investment banks, hedge funds and institutional investors.

Looking forward, we cannot predict all the ways in which technology will evolve. But we do know that evolution will continue, and that it will have an impact on the way we do business. By investing in technology, LaBranche is well positioned for the future.


674
809
1,042
1,240
1,441
98
99
00
01
02

**NYSE Average Daily Share Volume**
(Millions of Shares)


13%
14%
22%
29%
29%
98
99
00
01
02

**LaBranche Percent of NYSE Share Volume**

## The Changing Market Structure

In addition to the changes being brought about by technology, the structure of the securities marketplace itself continued to undergo significant change during 2002. And again, LaBranche engaged in numerous initiatives designed not only to track and respond to those changes, but to lead the way in helping to create market environments that deliver superior execution to the investing community.

**A Consolidating Marketplace.** Among the year's achievements, LaBranche continued to make, and integrate, strategic acquisitions. In October 2002, we acquired Hochstin & Company, the principal rights Specialist on the New York Stock Exchange. This was our 11th Specialist acquisition since 1997 and it reinforced the trend of consolidation among Specialist firms serving the NYSE.

This consolidation has been beneficial to the marketplace. It helps ensure that Specialists have the size and capitalization to provide the liquidity necessary for a healthy trading environment. This liquidity enables NYSE transactions of even very large blocks of shares to be executed quickly, within tight bid-ask spreads and with the least volatility of any major exchange or market system.

Today, LaBranche acts as Specialist for more than 650 companies, nine of which are in the Dow Jones Industrial Average, 30 of which are in the S&P 100 Index and 101 of which are in the S&P 500 Index. In addition, LaBranche acts as Specialist for over 140 options traded on the AMEX. Overall, the breadth and diversity of the companies we serve enable us to weather even the most turbulent market conditions that may occur within any single sector, as we witnessed this past year, for example, among telecommunications companies.

**Globalization.** Around the world, competition for capital has become a global endeavor. Issuers move rapidly from one location to another, seeking not only


$0.7
$1.8
$2.0
$2.1
$13.4
$4.2
Germany
London
Nasdaq
Tokyo
NYSE
LAB

**Dominant Global Market Share** (As of December 31, 2002)

(Value in Trillions)

(LAB and NYSE based on global market capitalization of all companies. Other exchanges based on market capitalization of domestic listed companies.)


44
42
69
123
134
99*
99
00
01
02

**LaBranche Non-U.S. Common Stock Listings**

*As of June 30, 1999



the lowest rates and the greatest availability of capital, but the least expensive and easiest access to that capital, while investors seek the most efficient forum for transactions.

For this reason, the New York Stock Exchange continues to be the leading equity market. In 2002, global capitalization of NYSE companies was $13.4 trillion or more than double the domestic capitalization of the Tokyo Stock Exchange, the Nasdaq, the London Stock Exchange and the German Bourse combined.

At LaBranche, we have continued to increase the number of non-U.S. listings in which we make a market. In 2002, we added 13 such names to our roster, bringing the total to 134. In addition to many of the well-known European companies, we have seen significant growth in the trading of our South American, Asian and South African listings, as these regions continue to grow and seek capital in the international marketplace.

**New Market Segments.** The creativity of the U.S. financial services industry continues to generate versatile new products with unique performance characteristics to meet the needs of sophisticated investors as well as broad segments of the investment community. Some of these new vehicles have already gained considerable popularity; all of them require the same excellence in transaction execution.

Therefore, we have created LaBranche Structured Products LLC, a separate broker-dealer focused on making markets solely in equity-derivative products such as options and ETFs (exchange-traded funds), which quickly have become a popular investment instrument. This unit, which operates primarily on the AMEX and in the third market, represents a promising new opportunity for our Company.

## Our People

Across our Company, our people are our greatest asset, and have exceptional financial industry knowledge. Our NYSE Specialist managers have an average of over 20 years of experience. Traditionally, we have emphasized growing our own talent and we put our people through a comprehensive multi-year training program. In addition, in integrating our many recent acquisitions, we have taken great care to place the right people into the right positions.

We also have many resources in place to support our Specialists. LaBranche Specialist managers continuously monitor Specialist performance in real time and are available to assist them through unusual circumstances. Special situation teams are also deployed to address unusually challenging market environments, extraordinary volume and new issues coming to market. Working closely with individual Specialists, our Corporate Relations Department provides real-time data, as well as periodic reports, customized analysis and other educational services, to keep clients informed about the trading activity in their shares. These 20 experienced professionals ensure that there is an open line of communication between our clients and our Company.

Away from the exchange floor, our people are equally accomplished. Our technology staff, for instance, is comprised mostly of seasoned industry professionals, many of whom have come to LaBranche from leading technology companies or major Wall Street firms, where they designed and developed many of the major trading and infrastructure systems in use today.

At LaBranche, we have created a culture that is uniquely our own, combining professionalism, expertise, commitment and prudent risk-taking, all in the name of bringing the highest quality service to our customers and to the marketplace overall.

## Our Listed Companies (As of March 5, 2003)

**New York Stock Exchange**
**Common Stock Listings**

| | |
|---|---|
| MMM | 3M Company |
| KDE | 4 Kids Entertainment, Inc. |
| ABB | ABB Ltd. |
| ABN | ABN Amro Holding N.V. |
| ACG | ACM Income Fund, Inc. |
| ATU | Actuant Corp. |
| ADX | Adams Express Company (The) |
| ADO | Adecco S.A. |
| ASF | Administaff, Inc. |
| RKY | Adolph Coors Company |
| AAP | Advance Auto Parts, Inc. |
| MKT | Advanced Marketing Services, Inc. |
| AVO | Advanced Medical Optics, Inc. |
| ASX | Advanced Semiconductor Engineering, Inc. |
| AG | AGCO Corp. |
| AGR/A | Agere Systems Inc. - Class A |
| AGR/B | Agere Systems Inc. - Class B |
| A | Agilent Technologies, Inc. |
| RRE | AIM Select Real Estate Income Fund |
| APS | Alamosa Holdings, Inc. |
| ALK | Alaska Air Group, Inc. |
| AIN | Albany International Corp. |
| ARE | Alexandria Real Estate Equities, Inc. |
| Y | Alleghany Corporation |
| AGN | Allergan, Inc. |
| ALE | Allete, Inc. |
| AWF | Alliance World Dollar Government Fund II, Inc. |
| ATK | Alliant Techsystems Inc. |
| AED | Allied Domecq plc |
| AFC | Allmerica Financial Corporation |
| ALS | Alstom S.A. |
| MO | Altria Group, Inc. |
| ACH | Aluminum Corporation of China Ltd. |
| AWA | America West Holdings Corporation |
| AEP | American Electric Power Company |
| AXP | American Express Company |
| AFG | American Financial Group, Inc. |
| ARL | American Realty Investors, Inc. |
| AGP | AMERIGROUP Corporation |
| AML | AMLI Residential Properties Trust |
| APN | Applica Incorporated |
| AIT | Applied Industrial Technologies, Inc. |
| ADM | Archer-Daniels-Midland Company |
| ASN | Archstone-Smith Trust |
| ARI | Arden Realty Group, Inc. |
| T | AT&T Corp. |
| AWE | AT&T Wireless Group |
| CGO | Atlas Air Worldwide Holdings, Inc. |
| ATO | Atmos Energy Corporation |
| ANZ | Australia & New Zealand Banking Group, Ltd. |
| ALV | Autoliv Inc. |
| AV | Avaya Inc. |
| AVY | Avery Dennison Corporation |
| BEZ | Baldor Electric Company |
| BBV | Banco Bilbao Vizcaya Argentaria S.A. |
| BCH | Banco de Chile |
| ITU | Banco Itau S.A. |
| SAN | Banco Santander-Chile |
| CIB | Bancolombia S.A. |
| BOH | Bank of Hawaii Corporation |
| IRE | Bank of Ireland Group |
| BMO | Bank of Montreal |
| BNK | Banknorth Group, Inc. |
| BN | Banta Corporation |
| ABX | Barrick Gold Corporation |
| BOL | Bausch & Lomb Inc. |
| BWC | Belden Inc. |
| BMS | Bemis Company, Inc. |
| BNG | Benetton Group, S.p.A |
| BER | Berkley (W.R.) Corporation |
| BRK/A | Berkshire Hathaway, Inc. - Class A |
| BRK/B | Berkshire Hathaway, Inc. - Class B |
| BRY | Berry Petroleum Company |
| BJ | BJ's Wholesale Club, Inc. |
| BSD | BlackRock Strategic Municipal Trust (The) |
| BBI | Blockbuster Inc. |
| BLT | Blount International, Inc. |
| BMM | BMC Industries, Inc. |
| BMC | BMC Software, Inc. |
| BEI | Boardwalk Equities Inc. |
| RST | Boca Resorts Inc. |
| BWA | Borg Warner Inc. |
| BTF | Boulder Total Return Fund, Inc. |
| BOY | Boykin Lodging Company |
| BRP | Brasil Telecom Participacoes S.A. |
| BTM | Brasil Telecom S.A. |
| BRE | BRE Properties, Inc. |
| BMY | Bristol-Myers Squibb Company |
| BGY | British Energy plc |
| BRO | Brown & Brown, Inc. |
| BWS | Brown Shoe Company, Inc. |
| BF/A | Brown-Forman Corp. - Class A |
| BF/B | Brown-Forman Corp. - Class B |
| BPL | Buckeye Partners, L.P. |
| BBR | Butler Manufacturing Co. |
| CWP | Cable and Wireless plc |
| CDT | Cable Design Technologies |
| CAI | CACI International, Inc. |
| CDN | Cadence Design Systems, Inc. |
| CPT | Camden Property Trust |
| COF | Capital One Financial Corporation |
| CSU | Capital Senior Living Corporation |
| KMX | CarMax Inc. |
| CAE | Cascade Corporation |
| CLS | Celestica Inc. |
| CX | Cemex S.A. de C.V. |
| CEP | Centerpulse Ltd. |
| CXP | Centex Construction Products, Inc. |
| CTX | Centex Corporation |
| CKP | Checkpoint Systems, Inc. |
| CPG | Chelsea Property Group, Inc. |
| CSK | Chesapeake Corporation |
| CHK | Chesapeake Energy Corporation |
| CVX | Chevron Texaco Corporation |
| SNP | China Petroleum & Chemical Corporation |
| CHA | China Telecommunications Corporation |
| CHZ | Chittenden Corporation |
| CI | Cigna Corporation |
| CIN | Cinergy Corp. |
| CC | Circuit City Stores, Inc. |
| CIT | CIT Group, Inc. |
| CZN | Citizens Communications Company |
| CBC | Clark/Bardes, Inc. |
| CCU | Clear Channel Communications, Inc. |
| CNH | CNH Global N.V. |
| CIF | Colonial Intermediate High Income Fund |
| CMA | Comerica Incorporated |
| FIX | Comfort Systems USA Inc. |
| CFB | Commercial Federal Corporation |
| CTV | Commscope, Inc. |
| GGY | Compagnie Generale de Geophysique S.A. |
| ABV | Companhia de Bebidas Das Americas – Preference ADR |
| ABV/C | Companhia de Bebidas Das Americas – ADR |
| SBS | Companhia de Saneamento Bascío do Estado de Sao Paulo - SABESP |
| CIG | Companhia Energetica de Minas Gerais |
| CTC | Compania de Telecommunicaciones de Chile S.A. |
| ELP | Compania Paranaense de Energia-COPEL |
| CSC | Computer Sciences Corporation |
| CIX | CompX International Inc. |
| CFD | Conseco Strategic Income Fund |
| CGX | Consolidated Graphics, Inc. |
| CAL | Continental Airlines, Inc. - Class B |
| COO | Cooper Companies, Inc. |
| CDA | Cordiant Communications Group plc |
| CPO | Corn Products International, Inc. |
| CRN | Cornell Corrections, Inc. |
| COY | Corporate High Yield Fund |
| CPV | Correctional Properties Trust |
| CJR | Corus Entertainment Inc. |
| COT | Cott Corporation |
| CUZ | Cousin's Properties Inc. |
| CVH | Coventry Health Care |
| CR | Crane Co. |
| CRD/A | Crawford & Company - Class A |
| CRD/B | Crawford & Company - Class B |
| CIK | Credit Suisse Asset Management Income Fund |
| CK | Crompton Corporation |
| CRO | Crown Pacific Partners, L.P. |
| CSX | CSX Corporation |
| CFR | Cullen/Frost Bankers, Inc. |
| CVS | CVS Corporation |
| DCX | DaimlerChrysler AG |
| DRF | Dan River Inc. |
| DF | Dean Foods Company |
| DGF | Delaware Investments Global Div. & Inc. Fund |
| DAL | Delta Air Lines, Inc. |
| DEL | Deltic Timber Corporation |
| DFS | Department 56, Inc. |
| DEO | Diageo plc |
| DL | Dial Corporation (The) |
| DYS | Distribucion Y Servicio D&S S.A. |
| DG | Dollar General Corporation |

Listed companies continued

| | |
|---|---|
| DJ | Dow Jones & Company, Inc. |
| DQE | DQE, Inc. |
| DHF | Dreyfus High Yield Strategies Fund |
| DSM | Dreyfus Strategic Municipal Bond Fund, Inc. |
| LEO | Dreyfus Strategic Municipals, Inc. |
| DST | DST Systems, Inc. |
| DTE | DTE Energy Company |
| DRE | Duke Realty Corporation |
| DVI | DVI, Inc. |
| DD | E.I. du Pont de Nemours and Company |
| NGT | Eastern American Energy Trust |
| EMN | Eastman Chemical Company |
| EK | Eastman Kodak Company |
| ECL | Ecolab, Inc. |
| ELK | ElkCorp |
| ERJ | Embraer Empresa Brasileira de Aeronautica S.A. |
| ETF | Emerging Markets Telecommunications Fund |
| EMR | Emerson Electric Co. |
| ICA | Empresas ICA Sociedad Controladora |
| ELE | Endesa, S.A. |
| EN | Enel S.p.A. |
| E | Eni S.p.A. |
| EBF | Ennis Business Forms, Inc. |
| ETR | Entergy Corporation |
| ENZ | Enzo Biochem, Inc. |
| ENT | Equant N.V. |
| EQT | Equitable Resources, Inc. |
| EQS | Equus II Incorporated |
| ESS | Essex Property Trust, Inc. |
| EL | Estee Lauder Companies, Inc. (The) |
| EXC | Exelon Corporation |
| XJT | ExpressJet Holdings, Inc. |
| EXE/A | Extendicare, Inc. - Class A |
| XOM | Exxon Mobil Corporation |
| FDS | FactSet Research Systems, Inc. |
| FIC | Fair, Isaac & Company, Inc. |
| FFH | Fairfax Financial Holdings Ltd |
| FB | FBR Asset Investment Corp. |
| FRE | Federal Home Loan Mortgage Corp. |
| FRT | Federal Realty Investment Trust |
| FSS | Federal Signal Corporation |
| FII | Federated Investors, Inc. |
| FPT | Federated Premier Intermediate Muni. Income Fund |
| FMN | Federated Premier Municipal Income Fund |
| FMK | FiberMark, Inc. |
| FDC | First Data Corp. |
| FF | First Financial Fund, Inc. |
| FTN | First Tennessee National Corporation |
| FUR | First Union Real Estate Equity & Mortgage Investments |
| FLE | Fleetwood Enterprises, Inc. |
| FLS | Flowserve Corporation |
| FTS | Footstar, Inc. |
| F | Ford Motor Corp. |
| FWC | Foster Wheeler Ltd. |
| FOX | Fox Entertainment Group, Inc. |
| FUL | Fuller (H.B.) Company |
| GPS | Gap, Inc. (The) |
| GCO | Genesco Inc. |
| GGC | Georgia Gulf Corp. |
| GGB | Gerdau S.A. |
| GER | Germany Fund Inc. |
| GTY | Getty Realty Corp. |
| GSK | GlaxoSmithKline plc |
| GLB | Glenborough Realty Trust Incorporated |
| GHI | Global High Income Dollar Fund, Inc. |
| GPN | Global Payments Inc. |
| GFI | Gold Fields Limited |
| GT | Goodyear Tire & Rubber Company (The) |
| GOT | Gottschalks, Inc. |
| GGG | Graco Inc. |
| GVA | Granite Construction Incorporated |
| GPK | Graphic Packaging International Corporation |
| GTN | Gray Television, Inc. |
| GTN/A | Gray Television, Inc. - Class A |
| GFR | Great American Financial Resources, Inc. |
| GLK | Great Lakes Chemical Corp. |
| GL | Great Lakes REIT |
| GNI | Great Northern Iron Ore Properties |
| GXP | Great Plains Energy Incorporated |
| GMP | Green Mountain Power Corporation |
| ASR | Grupo Aeroportuario del Sureste, S.A. de C.V. |
| IMY | Grupo Imsa, S.A. de C.V. |
| TV | Grupo Televisa, S.A. |
| GSH | Guangshen Railway Company Limited |
| GSE | Gundle/SLT Environmental, Inc. |
| HRB | H&R Block, Inc. |
| HNZ | H.J. Heinz Company |
| HAE | Haemonetics Corporation |
| HAL | Halliburton Co. |
| JH | Harland (John H.) Co. |
| HSC | Harsco Corporation |
| HIG | Hartford Financial Services Group, Inc. |
| HVT | Haverty Furniture Companies, Inc. |
| HVT/A | Haverty Furniture Companies, Inc. - Class A |
| HE | Hawaiian Electric Industries, Inc. |
| HCC | HCC Insurance Holdings, Inc. |
| HR | Healthcare Realty Trust |
| HXL | Hexcel Corporation |
| HRH | HILB Rogal & Hamilton Company |
| HSP | Hispanic Broadcasting Corporation |
| HI | Household International, Inc. |
| HBC | HSBC Holdings plc |
| HNP | Huaneng Power International, Inc. |
| HYC | Hypercom Corporation |
| HTR | Hyperion Total Return Fund |
| IEX | IDEX Corporation |
| IMN | Imation Corp. |
| IBA | Industrias Bachoco S.A. de C.V. |
| ING | ING Groep N.V. |
| IES | Integrated Electrical Services, Inc. |
| ICM | Internacional de Ceramica, S.A. de C.V. |
| IAL | International Aluminum Corp. |
| IMC | International Multi-Foods Corporation |
| IRS | IRSA Inversiones Y Representaciones S.A. |
| JEC | Jacobs Engineering Group Incorporated |
| JFC | Jardine Fleming China Region Fund, Inc. |
| JEF | Jefferies Group, Inc. |
| JCC | Jilin Chemical Industrial Co. Ltd. |
| JLG | JLG Industries, Inc. |
| JAS/A | Jo-Ann Stores, Inc.- Class A |
| JAS/B | Jo-Ann Stores, Inc.- Class B |
| PPF | John Hancock Patriot Preferred Dividend Fund |
| JW/A | John Wiley & Sons, Inc.- Class A |
| JW/B | John Wiley & Sons, Inc.- Class B |
| JLL | Jones Lang LaSalle Incorporated |
| JRC | Journal Register Company |
| KPP | Kaneb Pipeline Partners, L.P. |
| KSL | Kaneb Services LLC |
| KCS | KCS Energy, Inc. |
| KWD | Kellwood Co. |
| KZL | Kerzner International Limited |
| KGC | Kinross Gold Corporation |
| KE | Koger Equity, Inc. |
| KNM | Konami Corporation |
| PHG | Koninklijke Philips Electronics N.V. |
| KB | Kookmin Bank |
| KFY | Korn/Ferry International |
| KFT | Kraft Foods Inc. |
| KKD | Krispy Kreme Doughnuts, Inc. |
| KR | Kroger Co. (The) |
| KUB | Kubota Corporation |
| LQI | La Quinta Corporation |
| LRW | Labor Ready, Inc. |
| LFL | Lan Chile S.A. |
| LHO | LaSalle Hotel Properties |
| LAQ | Latin American Investment Fund, Inc. (The) |
| LEE | Lee Enterprises, Incorporated |
| LEH | Lehman Brothers Holdings, Inc. |
| LII | Lennox International, Inc. |
| LXP | Lexington Corporate Properties Trust |
| LNN | Lindsay Manufacturing Co. |
| LIN | Linens 'n Things, Inc. |
| LYG | Lloyds TSB Group plc |
| LDG | Longs Drug Stores, Inc. |
| LOR | Loral Space and Communications Ltd. |
| LOW | Lowes Companies, Inc. |
| LU | Lucent Technologies Inc. |
| LYO | Lyondell Chemical Company |
| MTB | M&T Bank Corporation |
| MRD | MacDermid, Incorporated |
| TUC | Mac-Gray Corporation |
| MTA | Magyar Tavkozlesi RT ("MATAV") |
| MHY | Managed High Income Portfolio, Inc. |
| MMU | Managed Municipals Portfolio, Inc. |
| HCR | Manor Care, Inc. |
| MAN | Manpower Inc. |
| MTZ | MasTec, Inc. |
| MXO | Maxtor Corporation |
| MWV | MeadWestvaco Corporation |
| MDT | Medtronic, Inc. |
| MRK | Merck & Co., Inc. |

Listed companies continued

| | |
|---|---|
| MCY | Mercury General Corp. |
| MDP | Meredith Corp. |
| TMR | Meridian Resource Corporation (The) |
| MSB | Mesabi Trust CTFS |
| MX | Metso Corporation |
| MXE | Mexico Equity & Income Fund |
| MFI | MicroFinancial Inc. |
| MAA | Mid-America Apartment Communities, Inc. |
| MRR | Mid-Atlantic Realty Trust |
| MZ | Milacron Inc. |
| MLR | Miller Industries, Inc. |
| MIL | Millipore Corporation |
| OOM | mmO2 plc |
| MHK | Mohawk Industries, Inc. |
| MRH | Montepelier RE Holdings Ltd |
| MNY | MONY Group Inc. (The) |
| MOG/A | Moog, Inc. - Class A |
| MOG/B | Moog, Inc. - Class B |
| MCL | Moore Corporation Ltc. |
| MGC | Morgan Grenfell Smallcap Fund |
| MWD | Morgan Stanley |
| IIC | Morgan Stanley California Insured Income Trust |
| MSD | Morgan Stanley Emerging Markets Debt Fund, Inc. |
| MGB | Morgan Stanley Global Opportunity Bond Fund, Inc. |
| ICB | Morgan Stanley Income Securities Inc. |
| IMB | Morgan Stanley Insured Municipal Bond Trust |
| OIC | Morgan Stanley Muni Income Opportunity Trust III |
| IQN | Morgan Stanley New York Quality Municipal Fund |
| IQT | Morgan Stanley Quality Municipal Investment Fund |
| MHF | Municipal High Income Fund |
| MNP | Municipal Partners Fund Inc. |
| MVT | Munivest Fund II, Inc. |
| MIY | Muniyield Michigan Insured Fund Inc. |
| MQT | Muniyield Quality Fund II Inc. |
| MUR | Murphy Oil Corp. |
| MYK | Mykrolis Corporation |
| MYL | Mylan Laboratories Inc. |
| NAB | National Australia Bank, Ltd. |
| NDC | NDCHealth Corporation |
| IRL | New Ireland Fund, Inc. |
| NXL | New Plan Excel Realty Trust, Inc. |
| NYB | New York Community Bancorp, Inc. |
| NWS | News Corporation Limited (The) – ADS |
| NWS/A | News Corporation Limited (The) – Voting ADS |
| NKE | Nike, Inc. |
| NTT | Nippon Telegraph and Telephone Corporation |
| NI | NiSource Inc. |
| NIS | Nissin Co., Ltd. |
| NL | NL Industries, Inc. |
| NE | Noble Corporation |
| NBL | Noble Energy, Inc. |
| NOK | Nokia Corporation |
| NMR | Nomura Holdings, Inc. |
| NTL | Nortel Inversora S.A. |
| NOR | Northwestern Corporation |
| NVS | Novartis AG |
| NUS | Nu Skin Enterprises, Inc. |
| NUE | Nucor Corporation |
| NUI | NUI Corporation |
| NXC | Nuveen California Select Tax-Free Income Portfolio |
| NNC | Nuveen NC Premium Income Municipal Fund |
| NNJ | Nuveen NJ Premium Income Municipal Fund, Inc. |
| NXP | Nuveen Select Tax Free Income Portfolio |
| OO | Oakley Inc. |
| ODP | Office Depot, Inc. |
| OGE | OGE Energy Corp. |
| OMM | OMI Corporation |
| OCR | Omnicare, Inc. |
| OCQ | Oneida Ltd. |
| OFG | Oriental Financial Group, Inc. |
| OCA | Orthodontic Centers of America, Inc. |
| OHP | Oxford Health Plans, Inc. |
| PRE | PartnerRe Ltd. |
| POG | Patina Oil & Gas Corporation |
| PY | Pechiney S.A. |
| PDX | Pediatrix Medical Group, Inc. |
| PNN | Penn Engineering & Manufacturing Corp. |
| PNN/A | Penn Engineering & Manufacturing Corp. - Class A |
| PVR | Penn Virginia Resource Partners, L.P. |
| PVA | Penn Virginia Corporation |
| PBG | Pepsi Bottling Group, Inc. |
| PC | Perez Companc S.A. |
| PBT | Permain Basin Royalty Trust |
| PTR | PetroChina Company Limited |
| PHI | Philippine Long Distance Telephone Co. |
| PVH | Phillips-Van Heusen Corporation |
| PIR | Pier 1 Imports, Inc. |
| RCS | PIMCO Strategic Global Government Fund, Inc. |
| PT | Portugal Telecom S.A. |
| PPG | PPG Industries, Inc. |
| PCP | Precision Castparts Corp. |
| PFD | Preferred Income Fund Inc. |
| PFO | Preferred Income Opportunity Fund Inc. |
| PLD | ProLogis |
| POI | Protection One, Inc. |
| PFS | Provident Financial Services, Inc. |
| PRV | Province Healthcare Company |
| PEG | Public Service Enterprise Group Incorporated |
| PUB | Publicis Group S.A. |
| PTM | Putnam Managed High Yield Trust |
| PMO | Putnam Municipal Opportunities Trust |
| PWR | Quanta Services, Inc. |
| IQW | Quebecor World Inc. |
| STR | Questar Corporation |
| LQ | Quinenco, S.A. |
| Q | Qwest Communications International |
| RDN | Radian Group, Inc. |
| RRC | Range Resources Corporation |
| RIT | Real Estate Income Fund Inc. |
| RF | Regions Financial Corp. |
| ROG | Rogers Corporation |
| ROU | Rouge Industries, Inc. |
| RAM | Royal Appliance Manufacturing Co. |
| KPN | Royal PTT Nederland N.V. |
| RYL | Ryland Group, Inc. (The) |
| SFP | Salton, Inc. |
| SJT | San Juan Basin Royalty Trust |
| IMI | San Paolo IMI S.p.A. |
| SNY | Sanofi-Synthelabo SA |
| SBC | SBC Communications Inc. |
| SGP | Schering-Plough Corp. |
| SLB | Schlumberger Limited |
| SPI | Scottish Power plc |
| LBF | Scudder Global High Income Fund |
| SAF | Scudder New Asia Fund, Inc. |
| STX | Seagate Technology |
| SJR | Shaw Communications Inc. |
| SKO | ShopKo Stores, Inc. |
| SRP | Sierra Pacific Resources |
| SLT | Silverline Technologies Limited |
| SPG | Simon Property Group, Inc. |
| SHI | Sinopec Shanghai Petrochemical Co. Ltd. |
| PKS | Six Flags, Inc. |
| SKX | Skechers U.S.A., Inc. |
| SNN | Smith & Nephew plc |
| AOS | Smith (A.O.) Corporation |
| SAH | Sonic Automotive, Inc. |
| BID | Sotheby's Holdings, Inc. |
| SJI | South Jersey Industries, Inc. |
| SOA | Southern Africa Fund, Inc. |
| SSS | Sovran Self Storage, Inc. |
| ST | SPS Technologies, Inc. |
| SRX | SRA International, Inc. |
| STJ | St. Jude Medical, Inc. |
| SPC | St. Paul Companies, Inc. (The) |
| STT | State Street Corporation |
| LVB | Steinway Musical Instruments, Inc. |
| SU | Suncor Energy Inc. |
| STI | SunTrust Banks, Inc. |
| SBL | Symbol Technologies, Inc. |
| TWN | Taiwan Fund, Inc. |
| TSM | Taiwan Semiconductor Manufacturing Company Ltd. |
| TCO | Taubman Centers, Inc. |
| CVT | TCW Convertible Securities Fund, Inc. |
| TLD | TDC A/S |
| TKP | Technip-Coflexip |
| TSU | Tele Celular Sul Participacoes S.A. |
| TRO | Tele Centro Oeste Celular Participacoes S.A. |
| TBE | Tele Leste Celular Participacoes S.A. |
| TNE | Tele Norte Leste Participacoes S.A. -TELEMAR |
| TSD | Tele Sudeste Celular Participacoes S.A. |
| TEO | Telecom Argentina Stet-France Telecom S.A. |
| TBH | Telecomunicacoes Brasileiras S.A. |

Listed companies continued

| | |
|---|---|
| TSP | Telecomunicacoes de Sao Paulo S.A. |
| TFX | Teleflex Incorporated |
| TAR | Telefonica de Argentina S.A. |
| TDP | Telefonica del Peru S.A. |
| TMX | Telefonos de Mexico, S.A. de C.V. - TELMEX |
| TMB | Telemig Celular Participacoes S.A. |
| TCP | Telesp Celular Participacoes S.A |
| TU | Telus Corporation |
| GIM | Templeton Global Income Fund |
| TRF | Templeton Russia and East European Fund, Inc. |
| TS | Tenaris S.A. |
| TXI | Texas Industries, Inc. |
| TPL | Texas Pacific Land Trust |
| TGX | Theragenics Corporation |
| TNB | Thomas & Betts Corporation |
| TNM | Thomas Nelson, Inc. |
| TNM/B | Thomas Nelson, Inc. - Class B |
| TJX | TJX Companies, Inc. (The) |
| TOT | TotalFinaElf S.A. |
| TWR | Tower Automotive |
| TM | Toyota Motor Corporation |
| TP | TPG N.V. |
| TAC | TransAlta Corporation |
| TRB | Tribune Company |
| TZA | TV Azteca, S.A. de C.V. |
| TYC | Tyco International Ltd. |
| TSN | Tyson Foods, Inc. |
| USB | U.S. Bancorp |
| UIL | UIL Holdings Corporation |
| UB | UnionBanCal Corporation |
| UDR | United Dominion Realty Trust |
| UMC | United Microelectronics Corporation |
| UPS | United Parcel Service, Inc. |
| UHT | Universal Health Realty Income Trust |
| UHS | Universal Health Services, Inc. |
| UNM | UnumProvident Corporation |
| UPM | UPM-Kymmene Corporation |
| VCI | Valassis Communications |
| VLI | Valero L.P. |
| VKA | Van Kampen Advantage Municipal Income Trust |
| VQC | Van Kampen American Capital CA Quality Muni Trust |
| VKQ | Van Kampen Municipal Trust |
| VNM | Van Kampen NY Quality Municipal Trust |
| VTN | Van Kampen Trust for Investment Grade NY Munis |
| VAR | Varian Medical Systems, Inc. |
| VIA | Viacom Inc. - Class A |
| VIA/B | Viacom Inc. - Class B |
| VVI | Viad Corp |
| VIP | Vimpel-Communications |
| VC | Visteon Corporation |
| VCP | Votorantim Celulose e Papel S.A. |
| WNC | Wabash National Corporation |
| WB | Wachovia Corporation |
| WHC | Wackenhut Corrections Corporation |
| WPO | Washington Post Co. (The) |
| WCN | Waste Connections, Inc. |
| WMI | Waste Management, Inc. |
| WPI | Watson Pharmaceuticals, Inc. |
| WMO | Wausau-Mosinee Paper Corporation |
| WCI | WCI Communities, Inc. |
| WBS | Webster Financial Corporation |
| WFC | Wells Fargo & Company |
| WST | West Pharmaceutical Services, Inc. |
| WR | Westar Energy, Inc. |
| WEH | WestCoast Hospitality Corporation |
| WRC | Westport Resources Corporation |
| WHR | Whirlpool Corporation |
| WTM | White Mountain Insurance Group, Inc. |
| JWL | Whitehall Jewellers, Inc. |
| WGO | Winnebago Industries, Inc. |
| WLV | Wolverine Tube, Inc. |
| WWW | Wolverine World Wide, Inc. |
| WPS | WPS Resources Corporation |
| XNR | Xanser Corporation |
| XEL | Xcel Energy, Inc. |
| YCC | Yankee Candle Company, Inc. (The) |
| YRK | York International Corporation |
| ZNT | Zenith National Insurance Corp. |
| ZMH | Zimmer Holdings, Inc. |

**American Stock Exchange**
**Common Stock Listings**

| | |
|---|---|
| RIF | AEW Real Estate Income Fund |
| AHI | Allied Holdings, Inc. |
| INV | American Residential Investment Trust |
| AMK | American Technical Ceramics |
| AXC | Ampex Corporation |
| BHO | B & H Ocean Carriers Ltd. |
| BHB | Bar Harbor Banking & Trust Co |
| BHL | Berkshire Hills Bancorp, Inc. |
| YFM | Big City Radio |
| BIO | Bio-Rad Laboratories, Inc. |
| BIO/B | Bio-Rad Laboratories, Inc. – Class B |
| BDE | Brilliant Digital Entertainment |
| CBJ | Cambior, Inc. |
| ECP | Canterbury Park Holding Corp |
| CAU | Canyon Resources Corporation |
| CAA | Capital Alliance Income Trust Ltd. |
| CAS | Castle (A.M.) & Co. |
| JCS | Communication Systems, Inc. |
| SCB | Community Bankshares, Inc. |
| CYL | Community Capital Corporation |
| CTT | Competitive Technologies, Inc. |
| CO | Corrpro Companies, Inc. |
| COR | Cortex Pharmaceuticals |
| CVV | CVD Equipment Corporation |
| HIR | Diversified Corporate Resources, Inc. |
| DXT | Dixon Ticonderoga Company |
| EAG | Eagle Broadband |
| EGO | Eldorado Gold Corporation |
| EAD | Evergreen Income Advantage Fund |
| EXM | Excel Maritime Carriers Ltd. |
| EZM | E-Z-EM, Inc. |
| GEL | Genesis Energy, L.P. |
| GSS | Golden Star Resources |
| HCT | Hector Communications Corp |
| HT | Hersha Hospitality Trust |
| IAG | IAMGOLD Corporation |
| IRN | iDine Rewards Network, Inc. |
| ISV | InSite Vision Inc. |
| JAX | J. Alexanders Corp. |
| KYF | Kentucky First Bancorp, Inc |
| KPG | King Power International Group Co., Ltd. |
| LB | LaBarge, Inc. |
| LGF | Lions Gate Entertainment |
| MWE | MarkWest Energy Partners, L.P. |
| MWP | MarkWest Hydrocarbon, Inc. |
| TOX | MedTOX Scientific, Inc. |
| MAJ | Michael Anthony Jewelers, Inc. |
| MSL | MidSouth Bancorp, Inc. |
| MFN | Minefinders Corporation Ltd. |
| MNG | Miramar Mining Corporation |
| NBR | Nabors Industries, Inc. |
| NBY | NBC Capital Corporation |
| NBW | Neuberger Berman CA Intermediate Muni Fund Inc. |
| NBH | Neuberger Berman Intermediate Muni Fund Inc. |
| NBO | Neuberger Berman NY Intermediate Fund |
| NBN | Northeast Bancorp |
| NGK | Nuveen CT Dividend Advantage Muni Fund |
| NFC | Nuveen CT Premium Income Muni Fund |
| NKL | Nuveen Insured CA Dividend Muni Fund |
| NRB | Nuveen NC Premium Income Muni Fund |
| OHB | Orleans Homebuilders, Inc. |
| PAE | Peace Arch Entertainment |
| PEX | PetroCorp Incorporated |
| PXG | Phoenix Footware Group, Inc. |
| PHX | PhotoElectron Corporation |
| PLC | PLC Systems Inc. |
| PYR | PYR Energy Corporation |
| RTK | Rentech, Inc. |
| RUN | Reunion Industries, Inc. |
| RCF | Rica Foods, Inc. |
| SIF | SIFCO Industries, Inc. |
| SMD | Singing Machine Company Inc. (The) |
| SBI | Smith Barney Intermediate Muni Fund |
| SRN | Southern Bank Company Inc. (The) |
| SBB | Sussex Bancorp |
| TAG | Tag-It Pacific, Inc. |
| TLL | Teletouch Communications, Inc. |
| TGC | Tengasco, Inc. |
| TPY | Tipperary Corporation |
| TMG | TransMontaigne Inc. |
| TTG | Tutogen Medical, Inc. |
| UXP | U.S. Exploration, Inc. |
| UNB | Union Bankshares, Inc. |
| VKI | Van Kampen Advanced Muni Income Trust II |
| VOV | Van Kampen OH Value Muni Income Trust |
| VKL | Van Kampen Select Sector Muni Trust |
| VRA | Viragen, Inc. |
| WTZ | Western Copper Holdings Ltd. |
| WHT | Wheaton River Minerals Ltd. |
| WTT | Wireless Telecom Group, Inc. |
| WBR | Wyndham International, Inc. |



"We see the Alternative Trading Systems increasingly becoming a channel of trading activity into our Specialist market-making arena because of the exceptional, **unrivaled liquidity** that we provide."

**Al Hayward**, Director and Executive Vice President

## Financial Information





## Management's Discussion and Analysis of Financial Condition and Results of Operations

*This discussion and analysis of financial condition and results of operations should be read in conjunction with the LaBranche & Co Inc. consolidated financial statements and notes thereto included elsewhere in this Annual Report.*

### Overview

We were organized in 1999 in connection with the reorganization of LaBranche & Co. from partnership to corporate form and the related initial public offering of our common stock. We currently view our business as operating principally in two separate segments: the specialist segment and the execution and clearing segment. Our specialist segment operates as a specialist in equities and rights on the New York Stock Exchange ("NYSE") and in equities and options on the American Stock Exchange ("AMEX"), a market-maker in Exchange Traded Funds ("ETFs") on the AMEX, and provides support services for our specialist activities. Our execution and clearing segment provides securities clearing, securities execution and other related services to its own retail customers, customers of introducing brokers and institutional customers, including traders, professional investors and broker-dealers. Our execution and clearing segment also provides direct access floor brokerage services to institutional customers. Certain revenues and administrative and corporate overhead expenses, which consist primarily of interest on our public debt, are not specifically related to our two principal business segments, and thus are treated as "other" revenues and expenses.

Our specialist segment currently includes the operations of our LaBranche & Co. LLC, LaBranche Structured Products LLC ("LSP") and LaBranche & Co. B.V. ("BV") subsidiaries. Our execution and clearing segment currently includes the operations of our LaBranche Financial Services, Inc. ("LFSI") subsidiary.

Our business has grown considerably during the past five years. Our revenues increased from $126.4 million in 1998 to $452.8 million in 2002, representing a compound annual growth rate of 37.6%.

**Reorganization Transactions** As of December 31, 2001, our Henderson Brothers, Inc. ("Henderson Brothers") and Internet Trading Technologies, Inc. ("ITTI") subsidiaries were merged with and into our ROBB PECK McCOOEY Clearing Corporation ("RPM Clearing Corporation") subsidiary. RPM Clearing Corporation then changed its name to LFSI in January 2002.

**Completed Acquisition** On October 24, 2002, we acquired all the outstanding stock of Hochstin & Company, Inc. ("Hochstin"), which conducted a rights specialist and floor brokerage business on the NYSE, for an aggregate of $7.8 million in cash. Of the $7.8 million consideration, $3.6 million was paid at the closing and the remainder is to be paid by us as follows: (a) $1.0 million on each of October 24, 2003, 2004 and 2005, and (b) $1.2 million on October 24, 2007, although the final payment may be reduced to $200,000 if the employment with us of a certain former employee of Hochstin is either terminated by us for cause or is terminated by such employee voluntarily prior to October 24, 2007. The Hochstin acquisition was accounted for under the purchase method of accounting and the excess of purchase price over fair value of net assets of approximately $4.6 million was allocated to goodwill.

**Recent Developments** In June 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized at fair value when the liability is incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. We do not believe the implementation of SFAS No. 146 will have a material impact on our financial statements.

In November 2002, the FASB issued FASB Interpretation No. ("FIN") 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 details the required disclosures to be made about obligations under certain issued guarantees and requires the recognition of a liability for the fair value of the guarantee. The initial recognition and measurement provisions are applicable on a prospective basis to guarantees issued after December 31, 2002. The disclosure requirements are effective for financial statements ending after December 15, 2002. We do not believe the implementation of FIN 45 will have a material impact on our financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure, an Amendment of FASB Statement No. 123." SFAS No. 148 provides two additional methods for accounting for stock-based compensation, the modified prospective and the retroactive restatement methods, by an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, in addition to the prospective method required by SFAS No. 123, "Accounting for Stock-Based Compensation." Prior to January 1, 2003, we elected to account for stock-based employee compensation plans in accordance with Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," as permitted by SFAS No. 123. Under APB No. 25, compensation expense is not recognized for stock options that have no intrinsic value on the date of grant. In October 2002, however, our board of directors approved the implementation of procedures to account for stock-based employee compensation issued on or after January 1, 2003 in accordance with the prospective fair-value method. Under this new method, compensation expense will be recognized over the related service period based on the fair-value of stock options on the date of grant. We do not believe the implementation of SFAS No. 148 will have a material impact on our financial statements. We are evaluating the potential impact of SFAS No. 148 on future awards of stock-based compensation. Please see Footnote No. 11 in our consolidated financial statements for further discussion.

In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities." FIN 46 requires a company to consolidate a variable interest entity ("VIE") if the company has variable interests that give it a majority of the expected losses or a majority of the expected residual returns of the entity. FIN 46 is effective immediately for VIEs created after January 31, 2003. We do not believe the implementation of FIN 46 will have a material impact on our financial statements.

**Critical Accounting Policies** All of our principal securities transactions and the related gains and losses are recorded on a trade date basis. Customer securities transactions and the related revenues and expenses are recorded on a settlement date basis. Corporate equities, options and other securities owned, and securities sold, but not yet purchased are reflected at market value and unrealized gains and losses are reflected in net gain on principal transactions. United States Government obligations, together with related interest receivable as reported in other assets, are reflected at market value, with interest income included in other income. The market value for the equity securities for which we act as specialist on both the AMEX and NYSE is based on the closing price posted by the exchange on which they are traded. The market value for ETFs and futures contracts is also based on the closing price posted on the exchange on which they are traded. The market value of our exchange-traded options is based on the national best bid/offer as determined by our options clearing agent.

Investments in non-marketable securities consist of private equity, limited liability company and limited partnership investments, and are included in other assets on the statement of financial condition. These investments do not have readily available price quotations. These investments are accounted for under the equity method, which approximates fair value, or are accounted for at fair value as estimated by our management. In determining the estimated fair value, we considered all appropriate factors relevant to such investments and consistently apply industry standard methodology for arriving at fair value. Gains and losses for changes in fair value are included in other revenues in the accompanying consolidated statement of operations.

Our balance sheet contains significant intangible assets. These intangible assets are comprised of our specialist stock lists, trade name and goodwill acquired in connection with our various acquisitions and the limited partner buyout that occurred in 1999 in connection with our reorganization from partnership to corporate form. The allocations of purchase price and determinations of useful lives were based on independent appraisals for all acquisitions through March 2001. The useful lives of the acquired specialist stock lists were determined based on analysis of historical turnover characteristics of the specialist stocks comprising these lists. For acquisitions subsequent to March 2001, the allocations of purchase price and determinations of useful lives were based on management's analysis of revenues, consideration paid, common stock listings and other relevant data and ratios. This information was analyzed and compared with the results of the independent appraisals conducted on acquisitions prior to April 2001.

Since the implementation of SFAS No. 142 on January 1, 2002, acquired trade name and goodwill are no longer amortized; instead these assets are tested at least annually for impairment by applying a fair-value based test. Our acquired specialist stock lists, however, continue to be amortized over their respective lives. Accordingly since January 2002, we have ceased amortization of acquired goodwill and trade name. During 2002, management performed the required impairment tests and determined that there was no impairment of our intangible assets. It is possible that in the future, as a result of periodic testing, we may incur impairment charges related to the carrying value of goodwill and intangible assets recorded in our financial statements. We test goodwill for impairment on a regular basis or when events and circumstances indicate a revision may be necessary by applying a fair-value based test. The fair-value test involves the comparison of the fair value of the reporting unit to the carrying value of the reporting unit. The fair value of the reporting unit is determined using both our market capitalization and the present value of our estimated future cash flows based on certain management assumptions. If the carrying amount of the reporting unit exceeds its estimated fair value, we will determine if impairment is necessary through additional testing. Additionally, we test our specialist stock lists and trade name intangible assets whenever events or circumstances indicate that their carrying amount may not be recoverable. If the carrying value of the specialist stock lists and trade name exceeds their fair value, an impairment loss would be recognized for the excess of carrying value over fair value.

Repurchase of our Preferred Stock On January 18, 2002, we offered to repurchase up to 30,000 shares of our outstanding Series A preferred stock for $1,000 per share, plus accrued and unpaid dividends up to but not including the date of purchase. On February 15, 2002, the offer expired, and on February 19, 2002, we purchased all the approximately 28,164 shares that had been tendered for approximately $28.5 million, including accrued but unpaid dividends. As a result of the purchase, we recorded an expense due to the acceleration of the discount accretion on the shares purchased of approximately $1.5 million, which was included in other expenses.

On August 7, 2002, we issued to RPM Nautical Foundation, Inc. ("RPM Nautical"), a non-profit organization of which George E. Robb, Jr., a former member of our Board of Directors, is a founder and director, subordinated notes in the aggregate principal amount of $8.0 million in exchange for the 8,000 shares of our Series A preferred stock then held by RPM Nautical. We also paid to RPM Nautical, in cash, the amount of accrued and unpaid dividends with respect to the shares of our Series A preferred stock held by RPM Nautical as of August 6, 2002. As a result of the exchange, we recorded an expense due to the acceleration of the discount accretion on the shares exchanged of approximately $0.4 million, which was included in other expenses.

On January 6, 2003, we offered to repurchase up to 30,000 shares of our outstanding Series A preferred stock for $1,000 per share, plus accrued and unpaid dividends up to but not including the date of purchase. On February 4, 2003, the offer expired, and on February 6, 2003, we purchased all of the approximately 24,650 shares that had been tendered for approximately $24.8 million, including accrued but unpaid dividends. As a result of the purchase, we recorded an expense due to the acceleration of the discount accretion on the shares purchased of approximately $0.9 million, which was included in other expenses.

Trust DECS Offering On February 8, 2002, certain managing directors and former managing directors of LaBranche & Co. LLC entered into prepaid forward contracts with DECS Trust IX, a statutory business trust, pursuant to which the trust agreed to purchase from the participating managing directors, on a date which is expected to be February 8, 2005, an aggregate of 3,800,000 shares of our common stock owned by these managing directors, subject to the terms and conditions set forth in the contracts. The trust concurrently sold 3,800,000 trust securities, known as DECS, to investors. We did not receive, nor will we receive, any portion of the proceeds from the sale of shares pursuant to the contracts or from the sale of the DECS. The participating managing directors bore responsibility for payment of the expenses incurred by them in connection with this transaction.

## Results of Operations

### Specialist Segment Operating Results

| (000's omitted) | For the Years Ended December 31, 2002 | 2001 | 2000 | 2002 vs 2001 Percentage Change | 2001 vs 2000 Percentage Change |
|---|---|---|---|---|---|
| Revenues: | | | | | |
| Net Gain on Principal Transactions | $ 342,400 | $ 340,795 | $ 282,948 | 0.5% | 20.4% |
| Commissions | 50,653 | 42,098 | 43,645 | 20.3 | (3.5) |
| Other | 8,116 | 12,838 | 14,302 | (36.8) | (10.2) |
| Total Segment Revenues | 401,169 | 395,731 | 340,895 | 1.4 | 16.1 |
| Operating Expenses | 176,704 | 174,937 | 129,247 | 1.0 | 35.4 |
| Pre-tax Income | $ 224,465 | $ 220,794 | $ 211,648 | 1.7 | 4.3 |

Revenues from our specialist segment consist primarily of net gain earned from principal transactions in securities for which we act as specialist. Net gain on principal transactions represents trading gains net of trading losses and SEC transaction fees, and are earned by us when we act as principal buying and selling our specialist stocks, rights and options. Also included in net gain on principal transactions are net gains and losses resulting from our market-making activities in ETFs, the trading of futures used to hedge our ETF positions, and the trading of equities underlying the rights and options for which we act as specialist. These revenues are primarily affected by changes in share volume and fluctuations in price of our specialist stocks and options.

Commissions revenue generated by our specialist segment consists primarily of fees earned when our specialists act as agents by executing limit orders on behalf of brokers, professional traders and broker dealers after a specified period of time; we do not earn commissions when we match market orders.

Other revenue at our specialist segment consists primarily of interest income, proprietary trading gains or losses and earnings or losses from an investment in a hedge fund.

#### Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Net gain on principal transactions increased as a result of increased share volumes in our specialist stocks traded on the NYSE, which led to a 31.3% increase in our principal trading share volumes from 27.2 billion shares for 2001 to 35.7 billion shares for 2002. The increase in net gain on principal transactions was also the result of a full year of revenues from our 2001 acquisitions. The increase was partially offset by unfavorable market conditions including a 19.8% decline in the NYSE Composite Index for 2002. Notwithstanding these unfavorable market conditions, we were required to fulfill our obligation as a specialist to minimize short-term imbalances between supply and demand and maintain fair and orderly markets in our listed company stocks.

Commissions revenue earned by our specialist segment increased as a result of increased share volume executed by us as agent, as well as the impact of our 2001 acquisitions, which increased the number of our specialist stocks. This increase was partially offset by a reduction in billed commissions, as a result of our effort to provide the lowest execution costs to our clients. The total share volume executed by us as agent in our specialist stocks increased 45.2% to 9.0 billion shares for 2002, from 6.2 billion shares for 2001.

Other revenue earned by our specialist segment decreased primarily due to a decline in interest income as a result of significantly lower interest rates for our short to medium term investments and stock-borrow transactions. In addition, the decrease was due to a decline in proprietary trading revenues, as well as an increase in losses from our investment in a hedge fund. The decrease in other revenue was partially offset by a reduction of losses from our investments in joint trading books, as well as the reversal of a commercial paper investment loss accrual.

Operating expenses for our specialist segment increased slightly due to an increase in employee compensation and related benefits and an increase in lease of exchange memberships, both of which were the result of a full year effect from our 2001 acquisitions. These increases were offset by a significant decrease in amortization of intangibles, a result of the adoption of SFAS No. 142 on January 1, 2002. For a further discussion of operating expenses see "Our Operating Expenses" below.

#### Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Net gain on principal transactions increased due to the ROBB PECK McCOOEY Financial Services, Inc. ("RPM") and Bocklet & Company, LLC ("Bocklet") acquisitions, as well as the acquisition of the interests in the Freedom Specialist Inc. ("Freedom"), R. Adrian & Company, LLC ("Adrian") and LaBranche & Co LLC Joint Book (the "Joint Book") during 2001. As a result of these acquisitions, we became the specialist for 218 additional common stock listings. In addition, an increase in principal trading share volume in our specialist stocks traded on the NYSE contributed to the increase in revenue. Our share volume as principal increased 51.1% to 27.2 billion shares for 2001, from 18.0 billion shares for 2000.

Commissions revenue earned by our specialist segment decreased, despite the increase in share volume, due to the competitive price pressures within the marketplace and our effort to provide lower execution costs to our customers. The share volume executed by us as agent in our specialist stocks increased 10.7% to 6.2 billion shares for 2001, from 5.6 billion shares for 2000.

Other revenue from our specialist segment decreased as a result of the losses incurred by our investments in a hedge fund and joint trading books, as well as the decline in proprietary trading revenues. The decrease in other revenue was partially offset by additional interest income due to the investment of additional funds.

The increase in operating expenses in our specialist segment for 2001 was primarily the result of increases in amortization of intangibles, lease of exchange memberships and exchange, clearing and brokerage fees. Amortization of intangibles and lease of exchange memberships both increased as a result of our 2001 acquisitions. Exchange, clearing and brokerage fees expense increased due to a new NYSE allocation fee, requiring specialist firms to share the cost of newly allocated listings on the NYSE, an increase in NYSE regulatory fees based on exchange seat use and an increase in trading volumes as a result of our 2001 acquisitions. For a further discussion of operating expenses see "Our Operating Expenses" below.

Execution and Clearing Segment Operating Results

| (000's omitted) | For the Years Ended December 31, 2002 | 2001 | 2000 | 2002 vs 2001 Percentage Change | 2001 vs 2000 Percentage Change |
|---|---|---|---|---|---|
| Revenues: | | | | | |
| Commissions | $ 41,391 | $ 20,768 | $ 1,736 | 99.3% | 1,096.3% |
| Other | 3,174 | 6,412 | 858 | (50.5) | 647.3 |
| Total Segment Revenues | 44,565 | 27,180 | 2,594 | 64.0 | 947.8 |
| Operating Expenses | 54,390 | 39,805 | 5,527 | 36.6 | 620.2 |
| Pre-tax Loss | $ (9,825) | $ (12,625) | $ (2,933) | (22.2) | 330.4 |

Our execution and clearing segment's commissions revenue includes fees charged to customers for execution, clearance and direct-access floor brokerage activities.

Our execution and clearing segment's other revenues consist of interest income, proprietary trading gains or losses and fees charged to customers for use of our proprietary front-end order execution system.

**Year Ended December 31, 2002 Compared to Year Ended December 31, 2001**

Commissions revenue from our execution and clearing segment increased due to the growth and expansion of our business, as well as a full year of revenues from the operations of the execution and clearing business which we acquired on March 15, 2001.

Other revenue from our execution and clearing segment decreased primarily due to the decline in interest income at our execution and clearing segment as a result of significantly lower interest rates for our short term investments and stock-borrow transactions.

The increase in operating expenses for our execution and clearing segment was primarily due to an increase in exchange, clearing and brokerage fees expense. This increase was due to the growth and expansion of our execution and clearing business, as well as a full year of fees from our execution and clearing segment. For a further discussion of operating expenses see "Our Operating Expenses" below.

**Year Ended December 31, 2001 Compared to Year Ended December 31, 2000**

Commissions revenue from our execution and clearing segment increased primarily due to additional revenues from the operations of RPM Clearing Corporation which we acquired on March 15, 2001.

Other revenue from our execution and clearing segment increased primarily due to the revenues from execution and clearing activities of RPM Clearing Corporation and fee revenue from ITTI, both of which were acquired in March 2001.

Operating expenses for our execution and clearing segment increased primarily due to increases in employee compensation and related benefits expense and exchange, clearing and brokerage fees expense. These increases were the result of the expansion of our execution and clearing segment. For a further discussion of operating expenses see "Our Operating Expenses" below.

Our execution and clearing segment has generated losses of approximately $9.8 million, $12.6 million and $2.9 million during the 2002, 2001 and 2000 fiscal years, respectively, due to several factors, including (i) the dispersion of its activities over a number of unprofitable business lines inherited in connection with our acquisitions of Henderson Brothers Holdings, Inc. in March 2000 and RPM in March 2001, (ii) a months-long conversion of its clearing platform which required considerable financial and human resources, but which should be completed soon and generate significant savings and increased operating flexibility, and (iii) an industry-wide contraction in trading activity, particularly during the 2002 fiscal fourth quarter. We have devoted increased management resources to rationalize our execution and clearing segment's businesses, control its costs and respond to changes in market structure and customer needs.

## Other Segment Operating Results

| (000's omitted) | For the Years Ended December 31, 2002 | 2001 | 2000 | 2002 vs 2001 Percentage Change | 2001 vs 2000 Percentage Change |
|---|---|---|---|---|---|
| Revenues: | | | | | |
| Other | $ 7,111 | $ 1,219 | $ 1,320 | 483.3% | (7.7)% |
| Total Segment Revenues | 7,111 | 1,219 | 1,320 | 483.3 | (7.7) |
| Operating Expenses | 55,627 | 52,677 | 43,458 | 5.6 | 21.2 |
| Pre-tax Loss | $ (48,516) | $ (51,458) | $ (42,138) | (5.7) | 22.1 |

The portion of our revenues that is not generated from our two principal business segments consists primarily of appreciation or depreciation of our non-marketable investments and interest income.

### Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Other revenue increased due to the appreciation in the value of our investment in Lava Trading Inc. by approximately $9.0 million. This increase was partially offset by a decline in interest income as a result of significantly lower interest rates for our short to medium term investments, as well as the decrease in the values related to certain of our other non-marketable investments.

Operating expenses increased primarily due to an increase in employee compensation and related benefits expense. For a further discussion of operating expenses see "Our Operating Expenses" below.

### Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Other revenue decreased primarily due to the decline in the values of certain of our non-marketable investments. The decrease was partially offset by additional interest income due to the investment of additional funds.

Operating expenses increased primarily due to an increase in interest expense and employee compensation and related benefits expense. These increases were the result of our issuance of indebtedness and the growth of our business. For a further discussion of operating expenses see "Our Operating Expenses" below.

## Our Operating Expenses

| (000's omitted) | For the Years Ended December 31, 2002 | 2001 | 2000 | 2002 vs 2001 Percentage Change | 2001 vs 2000 Percentage Change |
|---|---|---|---|---|---|
| Expenses: | | | | | |
| Employee Compensation and Related Benefits | $ 131,511 | $ 110,832 | $ 88,759 | 18.7% | 24.9% |
| Interest | 48,589 | 52,049 | 41,893 | (6.6) | 24.2 |
| Exchange, Clearing and Brokerage Fees | 37,729 | 22,367 | 5,148 | 68.7 | 334.5 |
| Other Operating Expenses | 68,892 | 82,171 | 42,432 | (16.2) | 93.7 |
| Total Expenses Before Provision for Income Taxes | 286,721 | 267,419 | 178,232 | 7.2 | 50.0 |
| Provision for Income Taxes | $ 78,898 | $ 85,124 | $ 84,654 | (7.4) | 0.6 |

Our largest operating expense is employee compensation and related benefits. Our specialist segment's employee compensation and related benefits consists of salaries, wages and profitability-based compensation paid to our floor traders and related support staff. The employee compensation and related benefits related to our execution and clearing segment consists of salaries, wages and profitability-based compensation paid to our execution and clearing professionals, as well as compensation based on commissions earned by various trading professionals. Profitability-based compensation may include compensation and stock-based compensation paid or granted to managing directors, trading professionals and other employees based on our profitability.

Interest expense is primarily generated from the indebtedness not allocated to either of our two principal segments. This indebtedness was incurred in connection with our reorganization from partnership to corporate form, our acquisitions and the exchange of our preferred stock for a promissory note. The interest expense at our specialist segment is primarily the result of subordinated indebtedness that has been approved by the NYSE for inclusion in our net capital. Customer's free credit balances and bank loans generate interest expense at our execution and clearing segment.

Exchange, clearing and brokerage fees expense at our specialist segment consists primarily of fees paid by us as a specialist to the NYSE, AMEX, the Depository Trust Clearing Corporation ("DTCC") and to third party execution and clearing companies. The fees paid by us to these entities primarily are based on the volume of transactions executed by us as principal and as agent, a fee based on exchange seat use, an allocation fee requiring specialist firms to share the cost of newly allocated listings, a flat annual fee and execution and clearing fees. Our execution and clearing segment's exchange, clearing and brokerage fees expense consist of commissions paid to third parties for introduction of customers, use of certain proprietary information and third party execution fees.

### Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Employee compensation and related benefits expense increased due to our 2001 acquisitions and the general expansion of our business, which increased our average number of employees by approximately 96 individuals for the year ended December 31, 2002, as compared to the same period in 2001. Employee compensation and related benefits expense increased to 29.0% of total revenues for 2002, from 26.1% of total revenues for 2001.

Interest expense decreased as the result of the repayment of $21.4 million principal amount of subordinated indebtedness during 2002, as well as the early retirement during 2002 of $12.1 million principal amount of other indebtedness, which we assumed in connection with our 2001 acquisitions. This decrease was partially offset by additional interest charges associated with the $16.4 million of subordinated indebtedness incurred in connection with the acquisition of Bocklet in October 2001, which was repaid in October 2002. Interest expense decreased to 10.7% of total revenues for 2002, from 12.3% of total revenues for 2001.

Exchange, clearing and brokerage fees expense increased primarily due to the increased activities, growth and expansion of our execution and clearing segment, as well as a full year of fees from our expanded execution and clearing segment. In addition, an increase in our principal share volume as a result of an increase in overall share volume on the NYSE, our 2001 acquisitions and the expansion of our AMEX specialist business led to an increase in fees at our specialist segment. Exchange, clearing and brokerage fees expense increased to 8.3% of total revenues for 2002, from 5.3% of total revenues for 2001.

Other operating expenses decreased primarily due to a decline in depreciation and amortization of intangibles expense incurred at our specialist segment as a result of the adoption of SFAS No. 142 as of January 1, 2002. This decrease in other operating expenses was partially offset by increases in lease of exchange memberships, legal and professional fees, communications, occupancy and other expenses due to the growth and expansion of our operating segments, as well as our 2001 acquisitions.

Provision for income taxes decreased due to a decline in non-deductible amortization of goodwill and other intangible assets as a result of the adoption of SFAS No. 142.

### Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Employee compensation and related benefits expense increased due to the RPM, Bocklet and other 2001 acquisitions, which increased our average headcount for the year by approximately 226 individuals. Employee compensation and related benefits expense increased to 26.1% of total revenues for 2001, from 25.7% of total revenues for 2000.

Interest expense increased due to the assumption of approximately $17.4 million and $9.0 million of promissory notes and secured demand notes, respectively, in connection with the RPM acquisition. As of December 31, 2001, approximately $14.1 million of the promissory notes remained outstanding after scheduled repayments throughout the year. The issuance of $16.4 million of subordinated indebtedness in connection with the Bocklet acquisition also contributed to the increase in interest expense. In addition, the increase was due to a full year of interest expense on $250.0 million of indebtedness incurred in connection with the acquisitions of Henderson Brothers Holdings, Inc. and Webco Securities, Inc. ("Webco"). Interest expense increased to 12.3% of total revenues for 2001, from 12.1% of total revenues for 2000.

Exchange, clearing and brokerage fees expense increased primarily due to a new NYSE allocation fee, requiring specialist firms to share the cost of newly allocated listings on the NYSE, an increase in NYSE regulatory fees based on exchange seat use, an increase in exchange and brokerage fees related to the expansion of our execution and clearing segment and an increase in trading volumes as a result of the RPM, Bocklet and other 2001 acquisitions. Exchange, clearing and brokerage fees expense increased to 5.3% of total revenues for 2001, from 1.5% of total revenues for 2000.

Other operating expenses increased due to additional depreciation and amortization of intangibles, lease of exchange memberships, legal and professional fees, communications, occupancy and other expenses due to our RPM, Bocklet and other 2001 acquisitions, as well as the growth and expansion of both of our operating segments.

Provision for income taxes increased due to additional non-deductible amortization of intangibles.

### Liquidity

As of December 31, 2002, we had $1,912.8 million in assets, of which $119.0 million consisted of cash and short-term investments primarily in government obligations maturing within three months, cash and securities segregated under federal regulations and overnight repurchase agreements. As of December 31, 2001, we had $2,000.8 million in assets, of which $189.5 million consisted of cash and short-term investments primarily in government obligations and commercial paper maturing within three months, cash and securities segregated under federal regulations and overnight repurchase agreements.

In February 2002, our LaBranche & Co. LLC subsidiary extended its $200.0 million committed line-of-credit with a U.S. commercial bank until February 27, 2003 and in October 2002, it amended and restated the $200.0 million committed line-of-credit agreement and extended the line-of-credit to October 31, 2003. The line-of-credit may be extended by LaBranche & Co. LLC, subject to the bank's approval, for additional one-year terms by giving written notice to the bank at least 30 days prior to the then-current scheduled termination date. Amounts outstanding under the U.S. commercial bank credit facility would be secured by our inventory of specialist stocks and bear interest at the U.S. commercial bank's broker loan rate. To date, we have not utilized this facility. In order to maintain the availability of funds under this credit facility, we must comply with certain financial and other covenants.

As of December 31, 2002 and 2001, the subordinated indebtedness of LaBranche & Co. LLC aggregated $28.3 million and $66.0 million (excluding subordinated liabilities related to contributed exchange memberships), respectively. The $28.3 million of outstanding subordinated indebtedness of LaBranche & Co. LLC on December 31, 2002 consisted of the following:

- $15.0 million in senior subordinated notes, which were privately placed pursuant to note purchase agreements, mature on June 3, 2008, and bear interest at an annual rate of 7.69%, payable on a quarterly basis; and
- $13.3 million in junior subordinated notes, of which
  - $5.3 million were issued to former limited partners and family members of former employees. These notes mature on varying dates between the second half of 2003 and the first half of 2004 and bear interest at an annual rate of 10.0%, payable on a quarterly basis; and
  - $8.0 million is a secured demand note obligation assumed by LaBranche & Co. LLC in connection with our acquisition of RPM, matures in June 2004, and bears interest at an adjusting variable rate, payable monthly.

The junior subordinated notes and the secured demand note have automatic rollover provisions, which extend the maturities for an additional year, unless the lender provides at least seven months advance notice prior to maturity. LaBranche & Co. LLC is also entitled to prepay the junior subordinated notes and the secured demand note obligation without penalty under the terms of the agreements relating thereto. During 2002, we repaid $1.4 million of subordinated indebtedness prior to the scheduled maturity dates and we repaid $36.4 million of subordinated indebtedness on the scheduled maturity dates, plus accrued and unpaid interest.

As of December 31, 2002, $10.0 million of our outstanding indebtedness consisted of:

- $2.0 million note issued to a former RPM employee's family member, which matures in June 2003, bears interest at an annual rate of 12.5%, payable on a quarterly basis and is not classified as long term debt due to its maturity in less than one year; and
- notes in the aggregate principal amount of $8.0 million issued to RPM Nautical in August 2002 in exchange for the 8,000 shares of our Series A preferred stock then held by RPM Nautical. This indebtedness matures on August 7, 2007 and bears interest at an annual rate of 10.0% until August 7, 2003 and 9.0% thereafter, payable semiannually.

During 2002, we repaid $12.1 million of promissory notes, subordinated notes and deferred compensation obligations, without penalty, prior to the scheduled maturity dates, plus accrued and unpaid interest.

In connection with our acquisition of RPM, we assumed its liabilities and obligations under its deferred compensation plan. The deferred compensation plan provides for the payment, on or before December 15, 2007, of approximately $30.2 million, plus interest at 8.0% per year, to certain former employees of RPM. While the payment of benefits under this deferred compensation plan may be accelerated in certain circumstances, no more than $6.0 million in deferred compensation benefits (including interest) may be paid in any 12 consecutive month period beginning March 15, 2001. We paid $6.0 million in deferred compensation plan benefits in March 2002. During April and November 2002, the following plan year, we paid approximately $1.2 million and $0.7 million in additional deferred compensation plan benefits. If the plan is terminated, the deferred compensation benefits (including interest) of all participants, to the extent not previously paid, must be distributed to the participants in one lump sum. The amounts payable under this deferred compensation plan may be reduced to satisfy any indemnification obligations of the plan participants to us under the agreements governing our acquisition of RPM.

In connection with our acquisition of RPM, we also assumed its liabilities and obligations under the Robb Peck McCooey Pension Trust. The pension trust was amended prior to our acquisition of RPM to freeze all future benefit accruals as of March 15, 2001. In May 2002 we contributed $1.2 million to the trust in order to fund a deficiency in the required value of the assets of the trust. The pension trust was terminated, effective as of August 31, 2001, and in connection with the termination, all assets of the trust were distributed prior to the end of 2002.

We also assumed RPM's liabilities and obligations under its retention bonus pool. The retention bonus pool requires $9.0 million to be paid as bonus compensation on March 15, 2004 to as many as 31 former employees of RPM, under the condition they are still employed on the payment date. The portion of this retention bonus pool payable to each of these former employees will be determined by the majority vote of a committee consisting of Robert M. Murphy, George E. Robb, Jr. and Michael LaBranche or their respective successors.

In connection with our acquisition of RPM, we issued 100,000 shares of our nonconvertible Series A preferred stock to the former stockholders of RPM. Each outstanding share of our Series A preferred stock entitles the holder to cumulative preferred cash dividends at an annual rate of 8.0% of the liquidation preference per share until March 15, 2005, 10.0% until March 15, 2006, and 10.8% thereafter. Dividends are payable on the first day of January and the first day of July of each year (or if such date is not a regular business day, then the next business day thereafter), with the first payment made on July 1, 2001. Dividends on the issued and outstanding shares of Series A preferred stock are preferred and cumulative and accrue daily from the date on which they were originally issued. As of February 28, 2003, approximately 39,186 shares of our Series A preferred stock were outstanding.

On August 24, 1999, we issued $100.0 million aggregate principal amount of Senior Notes. The Senior Notes bear interest at a rate of 9.5% annually and mature in August 2004. The indenture covering the Senior Notes includes certain covenants that, among other things, limit our ability to borrow money, pay dividends on our stock or purchase our stock, make investments, engage in transactions with stockholders and affiliates, create liens on our assets, and sell assets or engage in mergers and consolidations, except in accordance with certain specified conditions.

On August 24, 1999, in connection with our reorganization from partnership to corporate form, we issued a $16.0 million senior note with an annual interest rate of 9.5%, as partial payment for the acquisition of a certain limited partnership interest in LaBranche & Co. LLC (prior to its conversion to a limited liability company). The note plus all accrued interest was repaid in full in three annual installments on each anniversary of issuance, with the final payment made in August 2002.

On March 2, 2000, we issued $250.0 million aggregate principal amount of Senior Subordinated Notes. These Senior Subordinated Notes bear interest at a rate of 12.0% annually and mature in March 2007. The indenture covering the Senior Subordinated Notes includes certain covenants that, among other things, limit our ability to borrow money, pay dividends on our stock or purchase our stock, make investments, engage in transactions with stockholders and affiliates, create liens on our assets, and sell assets or engage in mergers and consolidations, except in accordance with certain specified conditions.

The Senior Subordinated Notes also require us, within 150 days after the end of each fiscal year, to offer to redeem from all holders of the Senior Subordinated Notes a principal amount equal to our Excess Cash Flow at a price equal to 103.0% of the principal amount being offered for purchase plus accrued and unpaid interest, if any, to the date of redemption. Each holder is entitled to be offered his or her pro rata share based upon his or her ownership percentage of the outstanding Senior Subordinated Notes. Excess Cash Flow is defined for this purpose as 40.0% of the amount by which our consolidated EBITDA exceeds the sum of our interest expense, tax expense, increase in net capital or net liquid asset requirements, capital expenditures, any cash amounts related to acquisitions of NYSE specialists or any cash payments related to our payment at maturity of the principal amount of our existing or certain other indebtedness. On April 12, 2001, we offered to purchase approximately $9.9 million aggregate principal amount of our Senior Subordinated Notes based on our Excess Cash Flow for the year ending December 31, 2000. This offer expired on May 22, 2001 without the tender of any Senior Subordinated Notes. For the year ending December 31, 2001, we did not have Excess Cash Flow, as defined for this purpose. As of December 31, 2002 our Excess Cash Flow, as calculated, was approximately $31.3 million, thus requiring us to offer, by May 30, 2003, to purchase approximately $32.3 million aggregate principal amount of Senior Subordinated Notes.

As a broker-dealer, LaBranche & Co. LLC is subject to regulatory requirements intended to ensure the general financial soundness and liquidity of broker-dealers and requiring the maintenance of minimum levels of net capital, as defined in SEC Rule 15c3-1. LaBranche & Co. LLC is required to maintain minimum net capital, as defined, equivalent to the greater of $100,000 or 1/15 of aggregate indebtedness, as defined. NYSE Rule 326 (c) also prohibits a broker-dealer from repaying subordinated borrowings, paying cash dividends, making loans to any parent, affiliates or employees, or otherwise entering into transactions which would result in a reduction of its total net capital to less than 150.0% of its required minimum capital. Moreover, broker-dealers are required to notify the SEC prior to repaying subordinated borrowings, paying dividends and making loans to any parent, affiliates or employees, or otherwise entering into transactions which, if executed, would result in a reduction of 30.0% or more of their excess net capital (net capital less minimum requirement). The SEC has the ability to prohibit or restrict such transactions if the result is deemed detrimental to the financial integrity of the broker-dealer.

At December 31, 2002, LaBranche & Co. LLC had net capital of $472.0 million, which was $467.4 million in excess of its required net capital of $4.6 million. At December 31, 2001, LaBranche & Co. LLC had net capital of $484.2 million, which was $481.4 million in excess of its required net capital of $2.9 million.

The NYSE generally requires its specialist firms to maintain a minimum dollar regulatory capital amount in order to establish that they can meet, with their own net liquid assets, their position requirement. LaBranche & Co. LLC's net liquid asset requirement was $446.0 million as of December 31, 2002 and 2001. LaBranche & Co. LLC's actual net liquid assets were approximately $465.2 million and $491.5 million as of December 31, 2002 and 2001, respectively.

The AMEX generally requires its equity specialist firms to maintain a cash or liquid asset position of the greater of; (a) $600,000, or (b) an amount sufficient to assume a position of sixty trading units of each security in which the specialist is registered. Because LaBranche & Co. LLC adheres to the NYSE's net liquid asset requirements, it automatically satisfies the AMEX liquid asset requirements.

As a registered broker-dealer and member firm of the NYSE, LFSI also is subject to SEC Rule 15c3-1 as adopted and administered by the NYSE and the SEC. Under the alternative method permitted by the rule, the minimum required net capital of LFSI as of December 31, 2002 was equal to the greater of $1.5 million or 2.0% of aggregate debit items as defined. As of December 31, 2002, LFSI's net capital, as defined under SEC Rule 15c3-1, was $19.4 million and exceeded minimum net capital requirements by $17.9 million. As of December 31, 2001, the combined net capital, as defined under SEC Rule 15c3-1, of Henderson Brothers and RPM Clearing Corporation was $20.5 million, which exceeded minimum net capital requirements by $19.7 million.

As a clearing broker-dealer, LFSI elects to compute a reserve requirement for Proprietary Accounts of Introducing Broker-Dealers ("PAIB Calculation"), as defined. The PAIB Calculation is computed in order for correspondent firms to classify their assets held by LFSI as allowable assets in the correspondents' net capital calculation. As of December 31, 2002 the reserve requirement was approximately $11.3 million. LFSI had cash and securities on deposit in a Special Reserve Bank Account of $21.9 million as of January 3, 2003, to comply with its December 31, 2002 requirements. As of December 31, 2001, the combined reserve requirement of Henderson Brothers and RPM Clearing Corporation was approximately $23.3 million. These subsidiaries had combined cash and securities on deposit in a special reserve bank account of $24.8 million as of January 3, 2002, to comply with the December 31, 2001 requirement.

As a registered broker-dealer and AMEX member firm, LSP is subject to SEC Rule 15c3-1, as adopted and administered by the AMEX. LSP is required to maintain minimum net capital, as defined, equivalent to the greater of $100,000 or 1/15 of aggregate indebtedness, as defined. As of December 31, 2002, LSP's net capital, as defined under SEC Rule 15c3-1, was $6.9 million, which exceeded minimum net capital requirements by $6.8 million.

Failure by any of our broker-dealer subsidiaries to maintain its required net capital and net liquid assets may subject it to suspension or revocation of its SEC registration or its suspension or expulsion by the NYSE and/or AMEX.

We currently anticipate that our available cash resources and credit facilities will be sufficient to meet our working capital, regulatory capital and capital expenditure requirements through the end of 2003.

As of December 31, 2002, the scheduled maturities of our obligations, assuming any available roll-over provisions were inapplicable, were:

| (000's omitted) | Total | <1 Year | 1-3 Years | 4-5 Years | >5 Years |
|---|---|---|---|---|---|
| Long-Term Debt** | $360,000 | $2,000 | $100,000 | $258,000 | $ — |
| Subordinated Liabilities | 28,285 | 2,300 | 10,985 | — | 15,000 |

**Amounts represent aggregate amount to be paid at maturity and do not include discounts of approximately $3.1 million as of December 31, 2002. Amounts also include a note payable for $2.0 million classified under accounts payable due to its maturity in June 2003.

### Credit Ratings

Our $100.0 million Senior Notes and our $250.0 million Senior Subordinated Notes were both sold to public investors on their respective issue dates. The following table sets forth the credit ratings on both of these issues as of December 31, 2002:

| | Moody's Investors Services | Standard & Poor's |
|---|---|---|
| Senior Notes | Baa3 | BB+ |
| Senior Subordinated Notes | Ba1 | BB– |

### Cash Flows

Our cash flows are primarily related to our specialist trading activities, as well as our financing activities related to the expansion of our business.

At December 31, 2002, our cash and cash equivalents of $77.0 million represented an increase of $25.0 million during 2002. This increase resulted from $95.5 million provided by our operating activities, offset by $6.1 million used for investing activities, including the Hochstin acquisition in October 2002. Cash of $64.4 million was used for financing activities, primarily for repayment of indebtedness and the repurchase of shares of our Series A preferred stock.

At December 31, 2001, our cash and cash equivalents of $52.0 million represented a decrease of $97.9 million during 2001. This decrease resulted from $121.3 million used for our operating activities, offset by $23.6 million provided by our investing activities, including acquisitions during 2001 in which we issued shares of our common stock. Cash of $0.2 million was also used by financing activities, primarily from the repayment of indebtedness, which was offset by the exercise of stock options by our employees.

At December 31, 2000, our cash and cash equivalents of $149.9 million represented an increase of $66.1 million during 2000. This increase resulted from $22.7 million provided by our operating activities and $235.4 million provided by our financing activities, as a result of the issuance of our Senior Subordinated Notes, offset by $192.0 million used for our investing activities, mainly our acquisitions during 2000.

## Certain Risk Factors

In light of the economic downturn over the past three years and the terrorist attacks on the United States in September 2001, we believe that the following risk factors could have a significant impact on our business, operating results, financial condition, and cash flows. If any of these events actually occur, our business, financial condition, operating results and/or cash flows could be adversely affected.

*Our revenues may decrease due to changes affecting the economy, such as increases in interest rates or inflation, or changes affecting the securities markets, such as decreased volume or liquidity.*

An adverse change affecting the economy or the securities markets could result in a decline in market volume or liquidity. This would result in lower revenues from our specialist and execution and clearing activities. Historically, increases in our revenues have resulted primarily from significant increases in the volume of trading on the NYSE and favorable conditions in the securities markets. More recently, however, the economy has slowed and financial markets have become less prosperous in comparison to the immediately preceding several years. If this causes a decline in market volume, or if market liquidity becomes compromised, our revenues could decline and our results of operations could be adversely affected.

*Continued global and U.S. economic downturn and declines in price levels of securities could cause us to incur losses.*

The difficult global market and economic conditions that existed during 2001 deteriorated further throughout 2002. Although 2002 began with increased expectations of improved economic performance, weak corporate earnings, continuing uncertainty about the strength and pace of the global economic recovery and continued reports of corporate accounting and governance irregularities have undermined investor confidence, and the equity markets in which we operate experienced sharp declines during 2002. Uncertainty surrounding lingering terrorist threats and increased geopolitical tensions also have contributed to investors becoming increasingly risk-averse.

These conditions affected our 2002 results of operations and may adversely affect our operations in the future. U.S. equity markets have declined for the third consecutive year, and adverse changes in the economy and the securities markets have led to lower price levels of securities. Continued declines in these price levels have resulted in and could continue to result in:

- losses from declines in the market value of securities held in our accounts;
- the failure of buyers and sellers of securities to fulfill their settlement obligations; and
- increases in claims and litigation.

It currently is uncertain when these market and economic conditions will improve or whether we will be able to adequately protect our interests or maintain revenues throughout this period.

*Our results may fluctuate significantly.*

Our revenues may fluctuate significantly based on factors relating to the securities markets. These factors include:

- a significant decrease in trading volume on the NYSE and the AMEX;
- volatility in the equity securities markets; and
- changes in the value of our securities positions.

Many elements of our cost structure do not decline if we experience reductions in our revenues. As a result, if market conditions cause our revenues to decline, we may be unable to adjust our cost structure on a timely basis and we could suffer losses. Long-term downturns in the economy or the equity markets in general could cause trading volumes and revenues to decline and cause our operating results to suffer.

*Recent terrorist attacks have contributed to economic instability in the United States; continued terrorist attacks, war or other civil disturbances could lead to further economic instability and depress our stock price.*

On September 11, 2001, the United States was the target of terrorist attacks of unprecedented scope, with the attacks in New York City particularly affecting our operations. These attacks may cause long-term instability in the global financial markets. The United States is also currently conducting military operations in response to the terrorist attacks and is also currently contemplating military operations against Iraq. These attacks and the United States military campaign may lead to substantial armed hostilities, war or further acts of terrorism and civil disturbances in the United States or elsewhere, which may contribute further to economic instability in the United States and could have a material adverse effect on our business, financial condition and operating results.

Our offices are located in close proximity to the terrorist attacks on the World Trade Center on September 11, 2001. The aftermath of the attacks on the World Trade Center required us to close our operations and temporarily operate from our disaster recovery site. The NYSE also was forced to stop operating for four consecutive trading days, which caused our operations to halt and could have compromised the liquidity of that market during closure. If additional terrorist attacks occur in close proximity to our offices, or upon our office buildings, the NYSE or the AMEX, we could be forced to relocate for a longer period of time, or permanently. Furthermore, additional terrorist attacks in New York City, or on our buildings, the NYSE or the AMEX, or additional armed hostilities within the United States, could cause significant delays or stoppages in our business activities, which would significantly harm our revenues and profits.

*Our information or communication systems may fail and interrupt our business.*

Any information or communication systems failure or decrease in information or communications systems performance that causes interruptions in our operations could have an adverse effect on our business, financial condition and/or operating results. Our systems may fail as a result of:

- hardware or software failure; or
- power or telecommunications failure.

The September 11, 2001 terrorist attacks, particularly the attacks on the World Trade Center, caused a temporary lapse in some of our information and communications systems. It is possible that additional terrorist attacks may occur in the future and that such attacks could compromise or disable our systems. Although we have established back-up disaster recovery centers in New Jersey and New York, they may not be effective in preventing an interruption of our business. It is also possible that any future terrorist activities or an act of war in retaliation against the current United States military activities could harm our operations and/or disaster recovery centers, which could significantly harm our business.

### Quantitative and Qualitative Disclosures About Market Risk

Because our specialist equity activities on the NYSE and AMEX expose our capital to significant risks, managing these risks is a constant priority for us. Our central role in the auction process helps us to reduce risks by enabling us to incorporate up-to-date market information in the management of our inventory, subject to our specialist obligations. We have developed a risk management process which is designed to balance our ability to profit from our specialist activities with our exposure to potential losses. Our risk management process includes participation by our executive operating committee, our floor management committee, our floor team captains and our specialists. These parties' roles are described as follows:

*Executive Operating Committee.* Our executive operating committee is composed of four executive officers of LaBranche & Co. LLC. This committee is responsible for approving all risk management policies and trading guidelines for particular specialist stocks, after receiving input and proposals by the floor management committee. In addition, our executive operating committee reviews all unusual situations reported to it by our floor management committee.

*Floor Management Committee.* Our floor management committee is composed of seven senior floor specialists. This committee is responsible for formulating and overseeing our overall risk management policies and risk guidelines for each of our specialist stocks. In arriving at these policies and guidelines, our floor management committee considers the advice and input of our floor team captains. Our floor management committee meets with all floor team captains no less than once a month to review and, if necessary, revise the risk management policies for our firm as a whole and/or for particular specialist stocks. In addition, a member of our floor management committee is always available on the trading floor to review and assist with any unusual situations reported by a captain. Our floor management committee reports to our executive operating committee about each of these situations.

*Floor Team Captains.* We have 24 floor team captains who monitor the activities of our specialists throughout the trading day from various positions at our trading posts. The captains observe trades and constantly review trading positions on a real-time basis through our information systems. In addition, the captains are readily available to assist our specialists in determining when to deviate from our policies and guidelines to react to any unusual situations or market conditions. The captains must report these unusual situations to management, including any deviations from our policies and guidelines. Captains meet with each specialist at least once a week to evaluate the specialist's adherence to our risk management policies and guidelines. Captains also meet among themselves at least twice weekly to review risk policies and guidelines and, if appropriate, make new recommendations to the floor management committee.

*Specialists.* Our specialists conduct auctions based upon the conditions of the marketplace. In doing so, specialists observe our risk management policies and guidelines notwithstanding their responsibility to create a fair and orderly market. Specialists must immediately notify a captain of any unusual situations or market conditions requiring a deviation from our policies and guidelines.

Due to the relative size of our equity specialist operations on the AMEX, which consists of five equity specialists, formal risk committees do not exist. Nevertheless, our AMEX equity specialists adhere to all risk management policies set by the Executive Operating Committee, and are in constant communication with the executive officers of LaBranche & Co. LLC.

*Circuit Breaker Rules.* The NYSE and AMEX have instituted certain circuit breaker rules intended to halt trading in all NYSE/AMEX listed stocks in the event of a severe market decline. The circuit breaker rules impose temporary halts in trading when the Dow Jones Industrial Average drops a certain number of points. Current circuit breaker levels are set quarterly at 10, 20 and 30 percent of the Dow Jones Industrial Average closing values of the previous month, rounded to the nearest 50 points. These rules provide investors extra time to respond to severe market declines and provide us an opportunity to insure compliance with our risk management policies.

**Equity Market Risk** As a specialist on the NYSE, a high concentration of LaBranche & Co. LLC's trading revenue is generated from its ten and twenty-five most profitable specialist stocks. However, the percentage of LaBranche & Co. LLC's specialist trading revenue generated from its ten most profitable specialist stocks has decreased from 38.7% to 28.2% to 27.5% of total principal trading revenue for the years ended December 31, 2000, 2001 and 2002, respectively. The percentage of LaBranche & Co. LLC's specialist trading revenue generated from its twenty-five most profitable specialist stocks has decreased from 64.7% to 51.9% to 48.2% of total principal trading revenue for the years ended December 31, 2000, 2001 and 2002, respectively. LaBranche & Co. LLC is not overly reliant on a particular group of specialist stocks, as the composition of its ten and twenty-five most profitable specialist stocks changes continuously.

Our specialist activities are subject to a number of risks, including risks of price fluctuations, rapid changes in the liquidity of markets and foreign exchange risk related to ADRs. In any period, we may incur trading losses in our specialist stocks for a variety of reasons, including price fluctuations of our specialist stocks, lack of trading volume in our specialist stocks and the performance of our specialist obligations. From time to time, we may have large position concentrations in securities of a single issuer or issuers engaged in a specific industry. In general, because our inventory of securities is marked to market on a daily basis, any significant price movement in these securities could result in a reduction of our revenues and operating profits.

We have developed a risk management process, which is intended to balance our ability to profit from our specialist activities with our exposure to potential losses. We have invested substantial capital, along with the NYSE, in real-time, on-line systems which give management instant access to specific trading information at any time during the trading day, including our aggregate long and short positions and our capital and profit-and-loss information on an aggregate or per issue basis.

The following table illustrates how our management balances the risks associated with our overnight positions with the opportunity to profit from our specialist activities, while fulfilling our specialist obligations:

| | NYSE Equity Specialist Only | |
|---|---|---|
| (000's omitted) | NYSE Average Net Long Position | Principal Trading Revenues |
| First Quarter 2002 | $ 34,217 | $ 88,628 |
| Second Quarter 2002 | $ 50,872 | $ 73,128 |
| Third Quarter 2002 | $ 38,808 | $ 92,153 |
| Fourth Quarter 2002 | $ 23,887 | $ 86,149 |

**Commodities Market Risk** As a specialist in options on the AMEX, LSP is responsible for creating a fair and orderly market, and trades options as principal out of both obligation and inclination. In addition, LSP acts as a market-maker in certain ETFs. As is true with LaBranche & Co. LLC's equity trading, LSP's options and ETF trading exposes it to certain risks, such as price fluctuations and changes in the liquidity of markets. In addition, these derivative instruments expose LSP to volatility risk, among other types of risks.

In order to manage these risks LSP has a risk management team. These individuals utilize a third party software application to monitor its positions on a real-time basis. By monitoring actual and theoretical profit and loss, volatility and other standard risk measures, these individuals insure all LSP traders are within the parameters set by management. LSP's traders use futures and the stocks underlying certain positions in an attempt to hedge market risk. The firm's aggregate risk is under constant evaluation by both the risk management team and traders, and all significant trading strategies and positions are discussed between both groups. LSP's options trading is executed solely on national exchanges. These trades clear through the Options Clearing Corporation, thereby reducing potential credit risk.

The following chart illustrates how the specified movements in the underlying securities prices of LSP's entire portfolio would have impacted profits and losses from its trading activities:

| | Profit or (Loss) if the underlying securities move: | | | | |
|---|---|---|---|---|---|
| (000's omitted) | −15.0% | −5.0% | 0% | +5.0% | +15.0% |
| Commodity Portfolio as of: | | | | | |
| March 28, 2002 | $ 1,362 | $ (147) | $ (48) | $ 628 | $ 2,840 |
| June 28, 2002 | $ 1,640 | $ 512 | $ (11) | $ 117 | $ 430 |
| September 30, 2002 | $ 1,960 | $ 617 | $ (48) | $ 366 | $ 1,764 |
| December 31, 2002 | $ 1,648 | $ 713 | $ (29) | $ 1,115 | $ 3,278 |

The numbers in the above table are based on certain theoretical assumptions and thus, do not fully represent the profit or loss exposure to changes in volatility, interest rates and dividends. The zero percent change column represents the loss LSP would experience on a daily basis if the market remained unchanged.

**Execution, Clearing and Operational Risk** As a specialist on the NYSE and AMEX, LaBranche & Co. LLC is engaged in various securities trading and lending activities. In connection with its activities as a specialist, LaBranche & Co. LLC assumes positions in stocks for which it is responsible. LaBranche & Co. LLC is exposed to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations pursuant to these securities transactions. LaBranche & Co. LLC also is exposed to market risk associated with the sale of securities not yet purchased, which can be directly impacted by volatile trading on the NYSE and AMEX. Additionally, in the event of nonperformance and unfavorable market price movements, LaBranche & Co. LLC may be required to purchase or sell financial instruments, which may result in a loss.

The execution and clearing segment's clearance activities conducted by LFSI involve settlement and financing of various customer securities transactions on a cash or margin basis. These activities may expose LFSI to off-balance sheet risk in the event customers or other brokers are unable to fulfill their contractual obligations and it has to purchase or sell securities at a loss. For margin transactions, LFSI may be exposed to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur in their accounts.

Before conducting business with a prospective customer, LFSI's Compliance Department reviews the prospective customer's experience in the securities industry, financial condition and personal background. For current customers, LFSI seeks to control the risks associated with customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. LFSI monitors margin levels daily and pursuant to such guidelines, requires customers to deposit additional collateral or to reduce positions when necessary. In addition, LFSI performs a background check on every customer.

In each of our segments, we rely heavily on our information systems in conducting our risk management and therefore we've made significant investments in our trade processing and execution systems. Our use of and dependence on technology has allowed us to sustain our significant growth over the past several years. Management members and floor captains must constantly monitor our positions and transactions in order to mitigate our risks and identify troublesome trends as they occur. The substantial capital we have invested, along with the NYSE, in real-time, on-line systems give management instant access to specific trading information at any time during the trading day, including:

- our aggregate long and short positions;
- the various positions of each of our trading professionals;
- our overall position in a particular stock;
- capital and profit-and-loss information on an aggregate, per specialist or per issue basis; and
- average position size.

Our information systems send and receive data from the NYSE and AMEX through dedicated data feeds. The NYSE supplies us with specialist position reporting system terminals both on the trading floor and in our offices. These terminals allow us to monitor our NYSE trading profits and losses as well as our positions. For our AMEX equity operations, our in-house technology staff has developed applications to monitor our current positions and profits and losses.

During 2002, we developed and implemented a business continuity plan which includes a comprehensive disaster recovery plan. Implementation consisted of the distribution of a manual defining the roles and responsibilities of various individuals within our organization in the event of a disruption to our business, as well as a detailed plan for the communication and dissemination of information throughout our organization. As part of our disaster recovery plan, we enhanced our back-up disaster recovery center in New Jersey which primarily services our LaBranche & Co. LLC subsidiary. The back-up system operates as a hot-site, simultaneously receiving the same information as transmitted to our primary computer system in New York City. In addition, we have established complete connectivity between our New York City and New Jersey facilities. We test both systems on a regular basis to assure that they are fully operational. Currently, LFSI is under contract with a third-party service bureau to provide disaster recovery services. We are in the process of establishing a second back-up facility which will serve our LFSI and LSP subsidiaries in another New York state location so that our primary New York City operations are safeguarded from potential business interruption. This site will also act as a secondary disaster recovery facility for our LaBranche & Co. LLC operations. We expect this site to be fully operational by June 2003.

**Regulatory Risk** As registered broker dealers our subsidiaries LaBranche & Co. LLC, LFSI and LSP are subject to certain regulatory requirements intended to insure their general financial soundness and liquidity. Our subsidiaries are subject to SEC Rule 15c3-1, 15c3-3 and other requirements as adopted and administered by both the NYSE and AMEX.

LFSI must comply with the rules and regulations of the exchanges of which it is a member and the Securities Exchange Act of 1934, related to the custody of customers' assets. In addition, the recently enacted USA Patriot Act requires U.S. financial institutions, including banks, broker-dealers, futures commission merchants and investment companies, to implement policies, procedures and controls which are reasonably designed to detect and report instances of money laundering and the financing of terrorism. As a result of this legislation, in July 2002, LFSI hired a compliance professional to establish and monitor LFSI's anti-money laundering practices.

## Independent Auditors' Report

The Board of Directors
LaBranche & Co Inc.:

We have audited the accompanying consolidated statement of financial condition of LaBranche & Co Inc. and subsidiaries as of December 31, 2002, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the year ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated statement of financial condition of LaBranche & Co Inc. as of December 31, 2001, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years in the two year period ended December 31, 2001, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated January 17, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LaBranche & Co Inc. and subsidiaries as of December 31, 2002, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 4 to the consolidated financial statements, effective January 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets.*

KPMG LLP

New York, New York
February 19, 2003

## Report of Independent Public Accountants

To the Stockholders of LaBranche & Co Inc.:

We have audited the accompanying consolidated statements of financial condition of LaBranche & Co Inc. (a Delaware corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in stockholders' equity/members' capital and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LaBranche & Co Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.



New York, New York
January 17, 2002

**This is a copy of the audit report previously issued by Arthur Andersen LLP in connection with our annual report on Form 10-K for the year ended December 31, 2001. We dismissed Arthur Andersen LLP ("Andersen") as our independent auditors, effective May 20, 2002. For additional information, see our Current Report on Form 8-K dated, May 20, 2002. This audit report has not been reissued by Arthur Andersen LLP in connection with this annual report. Since Arthur Andersen LLP have not consented to the incorporation by reference of their report, an investor will not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act of 1933 for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen LLP that are contained in this annual report or any omissions to state a material fact required to be stated therein.**

## Consolidated Statements of Financial Condition

(000's omitted, except share data)

| December 31, | 2002 | 2001 |
|---|---|---|
| **Assets** | | |
| Cash and Cash Equivalents | $ 77,033 | $ 52,043 |
| Cash and Securities Segregated Under Federal Regulations | 16,012 | 78,368 |
| Securities Purchased Under Agreements to Resell | 26,000 | 59,113 |
| Receivable from Brokers, Dealers and Clearing Organizations | 145,387 | 177,506 |
| Receivable from Customers | 12,425 | 11,005 |
| United States Government Obligations | 395,840 | 328,048 |
| Securities Owned, at Market Value: | | |
| Corporate Equities | 127,750 | 156,088 |
| Options | 61,478 | 68,449 |
| Other | — | 1,022 |
| Commissions Receivable | 4,379 | 4,971 |
| Exchange Memberships Contributed for Use, at Market Value | 26,176 | 26,760 |
| Exchange Memberships Owned, at Cost (Market Value of $78,337 and $84,453, Respectively) | 77,815 | 75,315 |
| Office Equipment and Leasehold Improvements, at Cost, Less Accumulated Depreciation and Amortization of $6,987 and $5,485, Respectively | 6,089 | 6,475 |
| Intangible Assets, Net of Accumulated Amortization: | | |
| Specialist Stock List | 381,956 | 392,332 |
| Trade Name | 25,011 | 25,011 |
| Goodwill | 470,598 | 469,963 |
| Other Assets | 58,853 | 68,368 |
| Total Assets | $ 1,912,802 | $ 2,000,837 |
| **Liabilities and Stockholders' Equity** | | |
| Liabilities: | | |
| Payable to Brokers and Dealers | $ 16,417 | $ 39,533 |
| Payable to Customers | 21,971 | 63,238 |
| Securities Sold, But Not Yet Purchased, at Market Value: | | |
| Corporate Equities | 111,044 | 131,355 |
| Options | 63,695 | 58,822 |
| Accrued Compensation | 55,185 | 54,113 |
| Accounts Payable and Other Accrued Expenses | 52,268 | 89,159 |
| Income Taxes Payable | 13,201 | 14,753 |
| | 333,781 | 450,973 |
| Deferred Tax Liabilities | 179,924 | 165,541 |
| Long Term Debt | 354,948 | 363,170 |
| Subordinated Liabilities: | | |
| Exchange Memberships Contributed for Use, at Market Value | 26,176 | 26,760 |
| Other Subordinated Indebtedness | 28,285 | 66,035 |
| | 54,461 | 92,795 |
| Preferred Stock, Liquidation Value of $1,000 Per Share; 10,000,000 Shares Authorized; 63,836 and 100,000 Shares Issued and Outstanding at December 31, 2002 and December 31, 2001, Respectively | 61,361 | 94,531 |
| Common Stock, $.01 Par Value, 200,000,000 Shares Authorized; 59,504,148 and 58,733,955 Shares Issued and Outstanding at December 31, 2002 and December 31, 2001, Respectively | 595 | 587 |
| Additional Paid-in Capital | 679,601 | 671,422 |
| Retained Earnings | 249,065 | 168,780 |
| Unearned Compensation | (934) | (6,962) |
| | 989,688 | 928,358 |
| Total Liabilities and Stockholders' Equity | $ 1,912,802 | $2,000,837 |

*The accompanying notes are an integral part of these consolidated statements.*

## Consolidated Statements of Operations

(000's omitted, except per share data)

| For the Years Ended December 31, | 2002 | 2001 | 2000 |
|---|---|---|---|
| Revenues: | | | |
| Net Gain on Principal Transactions | $ 342,400 | $ 340,795 | $ 282,948 |
| Commissions | 92,044 | 62,866 | 45,381 |
| Other | 18,401 | 20,469 | 16,480 |
| Total Revenues | 452,845 | 424,130 | 344,809 |
| Expenses: | | | |
| Employee Compensation and Related Benefits | 131,511 | 110,832 | 88,759 |
| Interest | 48,589 | 52,049 | 41,893 |
| Exchange, Clearing and Brokerage Fees | 37,729 | 22,367 | 5,148 |
| Lease of Exchange Memberships | 25,939 | 20,536 | 10,933 |
| Depreciation and Amortization of Intangibles | 13,446 | 39,450 | 18,476 |
| Legal and Professional Fees | 8,072 | 4,959 | 1,868 |
| Communications | 6,653 | 4,795 | 1,500 |
| Occupancy | 5,446 | 3,932 | 1,310 |
| Other | 9,336 | 8,499 | 8,345 |
| Total Expenses | 286,721 | 267,419 | 178,232 |
| Income Before Provision for Income Taxes | 166,124 | 156,711 | 166,577 |
| Provision for Income Taxes | 78,898 | 85,124 | 84,654 |
| Net Income | 87,226 | 71,587 | 81,923 |
| Series A Preferred Dividends and Discount Accretion | 6,941 | 7,472 | — |
| Net Income Available to Common Stockholders | $ 80,285 | $ 64,115 | $ 81,923 |
| Weighted-average Shares Outstanding: | | | |
| Basic | 58,992 | 55,691 | 48,167 |
| Diluted | 59,939 | 56,948 | 48,581 |
| Earnings Per Share: | | | |
| Basic | $ 1.36 | $ 1.15 | $ 1.70 |
| Diluted | $ 1.34 | $ 1.13 | $ 1.69 |

*The accompanying notes are an integral part of these consolidated statements.*

## Consolidated Statements of Changes in Stockholders' Equity

(000's omitted)

| | Common Stock | | Preferred | Additional Paid-In | Retained | Unearned Compen- | |
|---|---|---|---|---|---|---|---|
| | Shares | Amount | Stock | Capital | Earnings | sation | Total |
| Balance, December 31, 1999 | 45,875 | $ 459 | $ — | $ 228,771 | $ 22,742 | $ — | $ 251,972 |
| Net Income | — | — | — | — | 81,923 | — | 81,923 |
| Issuance of Shares to Webco | 2,800 | 28 | — | 32,284 | — | — | 32,312 |
| Issuance of Restricted Stocks, Shares For Option Exercises and Related Compensation | 395 | 4 | — | 12,292 | — | (7,602) | 4,694 |
| Balance, December 31, 2000 | 49,070 | 491 | — | 273,347 | 104,665 | (7,602) | 370,901 |
| Net Income | — | — | — | — | 71,587 | — | 71,587 |
| Grant of Stock Options to Former RPM Option Holders | — | — | — | 89,623 | — | — | 89,623 |
| Issuance of Stock for Option Exercises by Former RPM Option Holders | 1,255 | 13 | — | 9,411 | — | — | 9,424 |
| Issuance of Stock to Former RPM Stockholders | 6,924 | 69 | — | 260,463 | — | — | 260,532 |
| Issuance of Preferred Stock for RPM Acquisition | — | — | 93,426 | — | — | — | 93,426 |
| Preferred Stock Discount Accretion & Dividends | — | — | 1,105 | — | (7,472) | — | (6,367) |
| Issuance of Stock Related to Other Acquisitions | 1,254 | 12 | — | 29,993 | — | — | 30,005 |
| Recognition of a Tax Benefit Related to Employee Option Exercises | — | — | — | 2,496 | — | — | 2,496 |
| Issuance of Restricted Stock, Shares for Option Exercises and Related Compensation | 231 | 2 | — | 6,089 | — | 640 | 6,731 |
| Balance, December 31, 2001 | 58,734 | 587 | 94,531 | 671,422 | 168,780 | (6,962) | 928,358 |
| Net Income | — | — | — | — | 87,226 | — | 87,226 |
| Preferred Stock Discount Accretion & Dividends | — | — | 2,994 | — | (6,941) | — | (3,947) |
| Recognition of a Tax Benefit Related to Employee Option Exercises | — | — | — | 2,610 | — | — | 2,610 |
| Issuance of Restricted Stock, Shares for Option Exercises and Related Compensation | 770 | 8 | — | 5,569 | — | 6,028 | 11,605 |
| Preferred Stock Buyback | — | — | (36,164) | — | — | — | (36,164) |
| Balance, December 31, 2002 | 59,504 | $ 595 | $ 61,361 | $ 679,601 | $ 249,065 | $ (934) | $ 989,688 |

*The accompanying notes are an integral part of these consolidated statements.*

## Consolidated Statements of Cash Flows

(000's omitted)

| For the Years Ended December 31, | 2002 | 2001 | 2000 |
|---|---|---|---|
| Cash Flows from Operating Activities: | | | |
| Net Income | $ 87,226 | $ 71,587 | $ 81,923 |
| Adjustments to Reconcile Net Income to Net Cash Provided by (Used in) Operating Activities: | | | |
| Depreciation and Amortization of Intangibles | 13,446 | 39,450 | 18,476 |
| Amortization of Debt Issuance Costs and Bond Discount | 2,078 | 1,763 | 2,911 |
| Compensation Expense Related to Stock-based Compensation | 3,114 | 6,235 | 4,343 |
| Deferred Tax Benefit | 11,734 | (5,694) | (4,097) |
| Acceleration of Preferred Stock Discount Accretion | 1,844 | — | — |
| Tax Benefit Related to Employee Stock Transactions | 6,639 | 18,681 | 112 |
| Changes In Operating Assets and Liabilities: | | | |
| Cash and Securities Segregated Under Federal Regulations | 62,356 | (74,758) | (3,610) |
| Securities Purchased Under Agreements to Resell | 33,113 | 74,998 | (108,689) |
| Receivable from Brokers, Dealers and Clearing Organizations | 32,142 | (114,038) | (29,806) |
| Receivable from Customers | (1,419) | (10,093) | (912) |
| United States Government Obligations | (67,792) | (328,048) | 1,471 |
| Securities Owned, Corporate Equities | 28,338 | (23,699) | 16,174 |
| Securities Owned, Options | 6,971 | (59,785) | (8,664) |
| Securities Owned, Other | 1,022 | 4,427 | (2,937) |
| Commissions Receivable | 592 | (964) | (172) |
| Other Assets | (6,930) | (47,341) | (13,065) |
| Payable to Brokers and Dealers | (23,116) | 35,465 | (3,658) |
| Payable to Customers | (41,268) | 59,187 | 4,051 |
| Securities Sold, But Not Yet Purchased, Corporate Equities | (20,311) | 78,801 | 15,654 |
| Securities Sold, But Not Yet Purchased, Options | 4,873 | 50,650 | 8,172 |
| Accrued Compensation | 1,072 | 24,873 | 17,224 |
| Accounts Payable and Other Accrued Expenses | (40,644) | 72,622 | 22,797 |
| Income Taxes Payable | 411 | 4,424 | 5,025 |
| Net Cash Provided by (Used in) Operating Activities | 95,491 | (121,257) | 22,723 |
| Cash Flows from Investing Activities: | | | |
| Net Cash Received from (Paid for) Acquisitions | (3,376) | 29,050 | (189,269) |
| Payments for Purchases of Office Equipment and Leasehold Improvements | (2,683) | (3,497) | (2,754) |
| Payment for Purchase of an Exchange Membership | — | (2,000) | — |
| Net Cash (Used in) Provided by Investing Activities | (6,059) | 23,553 | (192,023) |
| Cash Flows from Financing Activities: | | | |
| Repayment of Subordinated Debt and Promissory Notes | (37,531) | (7,700) | (10,573) |
| Proceeds from Exercise of Stock Options | 8,491 | 9,892 | 328 |
| Payment of Preferred Dividends | (7,238) | (2,367) | — |
| Payment for Preferred Stock Buyback | (28,164) | — | — |
| Net Proceeds from Long Term Debt | — | — | 245,693 |
| Net Cash (Used In) Provided By Financing Activities | (64,442) | (175) | 235,448 |
| Increase (Decrease) in Cash and Cash Equivalents | 24,990 | (97,879) | 66,148 |
| Cash and Cash Equivalents, Beginning of Year | 52,043 | 149,922 | 83,774 |
| Cash and Cash Equivalents, End of Year | $ 77,033 | $ 52,043 | $ 149,922 |
| Supplemental Disclosure of Cash Paid for: | | | |
| Interest | $ 46,022 | $ 46,722 | $29,609 |
| Income Taxes | 65,513 | 65,700 | 88,443 |
| Supplemental Non-cash Financing and Investing Activities: | | | |
| Acquisitions: | | | |
| Intangible Assets | $ 4,665 | $ 534,938 | $ 171,936 |
| Fair Value of Tangible Assets Acquired, Other Than Cash | 2,825 | 229,665 | 33,863 |
| Deferred Tax Liabilities Related to Intangible Assets | 687 | 95,994 | 61,774 |
| Other Liabilities | 3,332 | 185,359 | — |
| Common Stock Issuance | — | 290,468 | 32,312 |
| Net Increase In Additional Paid-In Capital Related to Stock-based Awards | $ 14,207 | $ 108,259 | $ 4,692 |

*The accompanying notes are an integral part of these consolidated statements.*

# Notes to Consolidated Financial Statements

## Note 1: Organization and Description of Business

The consolidated financial statements include the accounts of LaBranche & Co Inc., a Delaware corporation (the "Holding Company"), and its subsidiaries, LaBranche & Co. LLC, a New York limited liability company ("LaBranche"), LaBranche Financial Services, Inc., a New York corporation ("LFSI"), LaBranche Structured Products LLC, a New York limited liability company ("LSP"), and LaBranche & Co. B.V. ("BV"), a Netherlands private limited liability company (collectively with the Holding Company, LaBranche, LFSI, and LSP, the "Company"). The Holding Company is the sole member of LaBranche and LSP, the 100% stockholder of LFSI and the sole owner of BV. LaBranche is a registered broker-dealer and operates primarily as a specialist in equity securities listed on the New York Stock Exchange (the "NYSE") and on the American Stock Exchange (the "AMEX"). LFSI is a registered broker-dealer and a member of the NYSE and other exchanges, and provides securities clearing, securities execution and other related services to its own individual customers, customers of introducing brokers and institutional customers, including traders, professional investors and broker-dealers. LFSI also provides direct-access floor brokerage services to institutional customers. LSP was organized in September 2002, and is a registered broker-dealer and operates as a specialist in options on the AMEX and acts as a market-maker in Exchange Traded Funds ("ETFs"). BV was organized to represent LaBranche in European markets and to provide client services to LaBranche's European listed companies.

As of December 31, 2001, Henderson Brothers, Inc. ("Henderson Brothers") and Internet Trading Technologies, Inc. ("ITTI"), former subsidiaries of the Holding Company, were merged with and into another Holding Company subsidiary, ROBB PECK McCOOEY Clearing Corporation ("RPM Clearing Corporation"), which changed its name to LFSI in January 2002.

## Note 2: Significant Accounting Policies

**Basis of Presentation** The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Management does not believe that actual results will differ materially from these estimates. Certain prior period amounts have been reclassified to conform with current presentation.

Basis of Consolidation The consolidated financial statements include the accounts of the Holding Company and its wholly-owned subsidiaries. All inter-company balances and transactions are eliminated in consolidation.

Cash and Cash Equivalents Cash and cash equivalents consist of cash and highly liquid investments with original maturities of less than 90 days.

Securities Transactions Principal securities transactions and the related gains and losses are recorded on a trade date basis. Customer securities transactions and the related revenues and expenses are recorded on a settlement date basis. Receivables from and payables to customers represent amounts due from or to customers of the Company in connection with cash and margin securities transactions. Amounts receivable are collateralized by customers' securities held by the Company and by other broker-dealers for delivery to the Company, the value of which is not reflected in the accompanying consolidated financial statements. Corporate equities, options and other securities owned, and securities sold, but not yet purchased, are reflected at market value and unrealized gains and losses are reflected in net gain on principal transactions. United States Government obligations, together with related interest receivable as reported in other assets, are reflected at market value, with interest income included in other income. Dividends and Securities and Exchange Commission ("SEC") fees are also included in net gain on principal transactions. Dividend income and expense are recognized on the record date, which does not differ materially from the ex-date. In the normal course of business, the Company is permitted to use client margin securities to finance customer securities transactions, subject to certain regulatory guidelines. The market value for the equity securities for which the Company acts as specialist on both the AMEX and NYSE is based on the closing price posted by the exchange on which they are traded. The market value for ETFs and futures contracts is also based on the closing price posted on the exchange on which they are traded. The market value of exchange-traded options is based on the national best bid/offer as determined by the Company's options clearing agent.

Investments in non-marketable securities consist of private equity, limited liability company and limited partnership investments, and are included in other assets on the statement of financial condition. These investments do not have readily available price quotations. These investments are accounted for under the equity method, which approximates fair value, or are accounted for at fair value as estimated by management of the Company. In determining the estimated fair value, the Company considers all appropriate factors relevant to such investments and consistently applies the procedures for arriving at fair value. Gains and losses related to changes in fair value are included in other revenues in the accompanying consolidated statement of operations.

**Collateralized Financing Transactions** Securities purchased and sold under agreements to resell and repurchase, as well as securities borrowed and loaned for which cash is deposited or received, are treated as collateralized financing transactions and are recorded at contract amount plus accrued interest. It is the policy of the Company to obtain possession of collateral with market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral when appropriate. The market value of securities received for securities purchased under agreements to resell at December 31, 2002 approximated 102.0% of cash paid. None of the securities received were subsequently repledged or resold.

**Goodwill and Other Intangible Assets** Goodwill and other intangible assets are comprised of the Company's specialist stock lists, trade name and goodwill acquired in connection with various acquisitions and the limited partner buyout that occurred in concurrence with its reorganization from partnership to corporate form. The allocations of purchase price to these assets and determinations of their respective useful lives were based upon independent appraisals for all acquisitions through March 2001. The useful lives of the acquired specialist stock lists were determined based upon analysis of historical turnover characteristics of the specialist stocks comprising these lists. For acquisitions subsequent to March 2001, the allocations of purchase price and determinations of useful lives were based upon management's analysis of revenues, consideration paid, common stock listings and other relevant data and ratios. This information was analyzed and compared to the results of the independent appraisals conducted in connection with the acquisitions prior to April 2001.

With the adoption of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" on January 1, 2002, which was issued by the Financial Accounting Standards Board ("FASB"), the acquired trade name and goodwill are no longer amortized. The acquired specialist stock lists, however, will continue to be amortized over their respective lives. The Company will test goodwill for impairment on a regular basis or when events and circumstances indicate an impairment may be necessary by applying a fair-value based test. The fair-value test involves the comparison of the fair value to the carrying value of the reporting units. The fair value of the reporting units is determined using both the market capitalization of the Company and the present value of the Company's estimated future cash flows based on certain management assumptions. If the carrying amount of the reporting unit exceeds its estimated fair value, the Company will determine if impairment is necessary through additional testing. Additionally, the Company will test the specialist stock lists and trade name intangible assets whenever events or circumstances indicate that their carrying amount may not be recoverable. If the carrying value of the specialist stock lists and trade name exceeds their fair value, an impairment loss would be recognized for the excess of carrying value over fair value.

**Exchange Memberships** Exchange memberships owned by the Company are carried at cost, or if a non-temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment.

Certain employees of the Company have contributed the use of thirteen memberships on the NYSE and one membership on the AMEX to the Company. These memberships are subordinated to claims of general creditors and are carried at market value with a corresponding amount recorded in subordinated liabilities. Lease payments are paid by the Company to these employees for the use of the exchange memberships at a rate that is commensurate with the rent paid to nonaffiliated parties for the use of their exchange memberships.

The Company leases additional memberships on the NYSE and AMEX from nonaffiliated parties and makes lease payments to these parties at the prevailing market rates.

**Depreciation and Amortization** Depreciation of office equipment and amortization of leasehold improvements are calculated using the straight-line method over the estimated useful lives of the office equipment and the lesser of the economic useful life of the leasehold improvement or the term of the lease.

Prior to the adoption of SFAS No. 142, the specialist stock lists and trade name were being amortized on a straight-line basis over 15 to 40 years and the goodwill was being amortized on a straight-line basis over 15 years. With the implementation of SFAS No. 142 in January 2002, the Company has ceased the amortization of recorded goodwill and the trade name intangible asset, and thus it will no longer be included in the results of operations. The acquired specialist stock lists will continue to be amortized over their respective lives.

**Stock Based Compensation** For the year ending December 31, 2002, and prior years, the Company elected to account for stock-based employee compensation plans in accordance with Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" as permitted by SFAS No. 123, "Accounting for Stock-Based Compensation." In accordance with APB No. 25, compensation expense was not recognized for stock options that had no intrinsic value on the date of grant.

Compensation expense also was not recognized for options issued as part of purchase accounting for the acquisition of RPM. The Company determined the estimated fair-value of options granted during 1999 was $4.97 per option granted, the weighted average fair-value of options granted to employees during 2001 was $23.65 per option and the weighted average fair-value of options granted during 2002 was $21.95 per option. Fair-value is estimated as of the grant date based on a Black Scholes option pricing model using the following assumptions:

| | Options Granted in: | | | | |
|---|---|---|---|---|---|
| | October 2002 | January 2002 | March 2001 | January 2001 | August 1999 |
| Risk-Free Interest Rate | 3.89% | 4.94% | 4.89% | 4.89% | 5.25% |
| Expected Life | 6 yrs | 7 yrs | 7 yrs | 7 yrs | 7 yrs |
| Volatility | 51% | 64% | 66% | 64% | 40% |
| Dividend Yield | 0% | 0% | 0% | 0% | 0% |

If the Company had recognized compensation expense under the fair-value based method of SFAS No. 123, using the fair-values indicated, its net income would have decreased by approximately $7.2 million, $1.8 million and $0.8 million for the years ended December 31, 2002, 2001 and 2000, respectively, resulting in pro forma net income and earnings per share as follows:

| | Years Ended December 31, | | |
|---|---|---|---|
| (000's omitted, except per share data) | 2002 | 2001 | 2000 |
| Net Income Available to Common Stockholders, as Reported | $ 80,285 | $ 64,115 | $ 81,923 |
| Stock Based Compensation Expense Under SFAS 123 (Net of Tax Effect) | 7,212 | 1,824 | 817 |
| Pro Forma Net Income Available to Common Stockholders | 73,073 | 62,291 | 81,106 |
| Diluted EPS, as Reported | 1.34 | 1.13 | 1.69 |
| Pro Forma Diluted EPS | 1.22 | 1.09 | 1.67 |

The effect of applying SFAS No. 123 in the pro forma disclosure above may not be representative of the potential pro forma effect on net income in future periods.

New Accounting Pronouncements In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized at fair value when the liability is incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not believe the implementation of SFAS No. 146 will have a material impact on its financial statements.

In November 2002, the FASB issued FASB Interpretation No. ("FIN") 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 details the required disclosures to be made about obligations under certain issued guarantees and requires the recognition of a liability for the fair value of the guarantee. The initial recognition and measurement provisions are applicable on a prospective basis to guarantees issued after December 31, 2002. The disclosure requirements are effective for financial statements ending after December 15, 2002. The Company does not believe the implementation of FIN 45 will have a material impact on its financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure, an Amendment of FASB Statement No. 123." SFAS No. 148 provides two additional methods, the modified prospective and the retroactive restatement methods, for an entity that voluntarily changes to the fair-value based method of accounting for stock-based employee compensation, in addition to the prospective method required by SFAS No. 123. Prior to January 1, 2003, the Company elected to account for stock based employee compensation in accordance with APB No. 25. In October 2002, the Company's board of directors approved the implementation of procedures to account for stock-based employee compensation issued on or after January 1, 2003 in accordance with the prospective fair value method. Under this new method, compensation expense will be recognized over the related service period based on the fair value of stock options on the date of grant. The Company does not believe the implementation of SFAS No. 148 will have a material impact on its financial statements. The Company will assess the potential impact of SFAS No. 142 on future awards of stock options.

In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities." FIN 46 requires a company to consolidate a variable interest entity ("VIE") if the company has variable interests that give it a majority of the expected losses or a majority of the expected residual returns of the entity. FIN 46 is effective immediately for VIEs created after January 31, 2003. Included in other assets on the Company's statement of financial condition are nonmarketable investments totaling $19.4 million and $10.5 million as of December 31, 2002 and 2001, respectively. These investments consist of equity interests in private corporations, investments in limited liability companies and an investment in a limited liability partnership. These investments were made prior to January 1, 2002 at the discretion of management in order to leverage new trading technologies and help manage the Company's cost structure. Certain investments were assumed in connection with one of the Company's 2001 acquisitions. As of December 31, 2002, there were no material future contractual commitments in regard to these investments. The Company is currently evaluating the impact of FIN 46 on these investments, and it does not believe FIN 46 will have a material impact on its financial statements.

### Note 3: Receivable from and Payable to Brokers, Dealers and Clearing Organizations

The balances presented as receivables from and payables to brokers, dealers and clearing organizations consist of the following:

| | For the Years Ended December 31, | |
|---|---|---|
| (000's omitted) | 2002 | 2001 |
| Receivable from Brokers, Dealers and Clearing Organizations: | | |
| Pending Trades, Net | $ 24,373 | $ — |
| Securities Borrowed | 50,348 | 103,356 |
| Receivable From Clearing Organizations | 49,050 | 56,175 |
| Securities Failed to Deliver | 19,943 | 16,552 |
| Other Receivables from Brokers and Dealers | 1,673 | 1,423 |
| | $ 145,387 | $ 177,506 |
| Payable to Brokers and Dealers: | | |
| Pending Trades, Net | $ — | $ 18,209 |
| Securities Failed to Receive | 11,773 | 12,102 |
| Securities Loaned | — | 8,050 |
| Other Payables to Brokers and Dealers | 4,644 | 1,172 |
| | $ 16,417 | $ 39,533 |

With respect to securities loaned, the Company receives collateral in the form of cash in an amount in excess of the market value of securities loaned. If the Company's counterparties to its securities loaned transactions have the right by contract or custom to sell or repledge the Company's pledged proprietary securities, then the Company will disclose these securities as "securities pledged to counterparties" on the accompanying consolidated statement of financial condition. As of December 31, 2002, there were no proprietary or customer securities pledged related to the Company's securities loaned transactions included in securities pledged to counterparties.

The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

### Note 4: Goodwill and Other Intangible Assets

In July 2001, the FASB issued SFAS No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 addresses financial accounting and reporting for goodwill and other intangible assets acquired in a business combination, requiring that the purchase method of accounting be used in all business combinations initiated after June 30, 2001. SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets acquired individually or with a group of assets.

Under the new standard, acquired trade name and goodwill are no longer amortized; instead these assets will be tested at least annually for impairment by applying a fair-value based test. The Company's acquired specialist stock lists will continue to be amortized over their respective lives. Accordingly, effective January 1, 2002, the Company ceased amortization of acquired goodwill and trade name. During the second quarter of 2002, the Company performed the required impairment tests on the goodwill as of December 31, 2001 and determined that there was no impairment. In addition, as of December 31, 2002, management determined that there was no impairment of the Company's specialist stock lists or trade name. However, it is possible that in the future, after periodic testing, the Company may incur impairment charges related to the carrying value of acquired goodwill and intangible assets recorded in its financial statements.

The reported net income and Earnings per Share ("EPS"), as adjusted to exclude amortization of goodwill and trade name, are set forth below:

| | For the Years Ended December 31, | | |
|---|---|---|---|
| (000's omitted) | 2002 | 2001 | 2000 |
| Net Income Available to Common Stockholders, as Reported | $ 80,285 | $ 64,115 | $ 81,923 |
| Net Income Available to Common Stockholders, as Adjusted | 80,285 | 92,568 | 95,094 |
| EPS, as Reported | | | |
| Basic | $ 1.36 | $ 1.15 | $ 1.70 |
| Diluted | 1.34 | 1.13 | 1.69 |
| EPS, as Adjusted | | | |
| Basic | $ 1.36 | $ 1.66 | $ 1.97 |
| Diluted | 1.34 | 1.62 | 1.96 |

The net carrying value of goodwill increased approximately $0.6 million from $470.0 million as of December 31, 2001 to $470.6 million as of December 31, 2002. The increase was due to the recognition of $4.6 million of goodwill as the result of the acquisition of Hochstin & Company, Inc. ("Hochstin"), and was partially offset by $4.0 million of tax benefit associated with the exercise of options, which the Company assumed as a part of the acquisition of ROBB PECK McCOOEY Financial Services, Inc. ("RPM").

Under the new standard, the Company's acquired specialist stock lists will continue to be amortized over their respective lives ranging from 15 to 40 years, with a weighted-average amortization period of 39.6 years. The gross carrying amount, accumulated amortization and net carrying amount of the Company's acquired specialist stock lists are set forth below:

| (000's omitted) | As of December 31, 2002 | As of December 31, 2001 |
|---|---|---|
| Gross Carrying Amount | $ 406,190 | $ 406,190 |
| Accumulated Amortization | (24,234) | (13,858) |
| Net Carrying Amount | $ 381,956 | $ 392,332 |

Amortization expense associated with the Company's acquired specialist stock lists was $10.4 million, $8.7 million and $4.4 million for the years ended December 31, 2002, 2001 and 2000, respectively. Estimated amortization expense for the existing specialist stock lists is $10.4 million for each of the fiscal years ending December 31, 2003 through December 31, 2007.

## Note 5: Income Taxes

The Company accounts for taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires the recognition of tax benefits or expenses on temporary differences between the financial reporting and tax bases of its assets and liabilities. Deferred tax assets and liabilities relate to stock-based compensation, amortization periods of certain intangibles and differences between the financial and tax basis of assets acquired. The Company's effective tax rate differs from the federal statutory rate primarily due to the non-deductible amortization of intangible assets and state and local taxes.

Tax benefits of approximately $6.6 million and $18.7 million for the years ended December 31, 2002 and 2001, respectively, related to the delivery of restricted stock units and restricted stock and the exercise of options, were credited directly to goodwill or additional paid-in capital in the consolidated statements of financial condition and changes in stockholders' equity.

The net operating loss carryforwards, as a result of the acquisition of ITTI, totaled $1.8 million and $2.0 million, as of December 31, 2002 and 2001, respectively. The utilization of the losses is limited under Section 382 of the Internal Revenue Code to $0.2 million per year as a deduction. These losses will begin expiring between 2019 and 2021.

The components of provision for income taxes reflected on the consolidated statements of operations are set forth below:

| | For the Years Ended December 31, | | |
|---|---|---|---|
| (000's omitted) | 2002 | 2001 | 2000 |
| Current Income Taxes: | | | |
| Federal | $ 43,592 | $ 58,538 | $ 61,123 |
| Foreign, State and Local | 23,572 | 32,280 | 27,628 |
| Total Current | 67,164 | 90,818 | 88,751 |
| Deferred Income Taxes: | | | |
| Federal | 7,615 | (3,670) | (2,822) |
| Foreign, State and Local | 4,119 | (2,024) | (1,275) |
| Total Deferred | 11,734 | (5,694) | (4,097) |
| Total Income Tax Expense | $ 78,898 | $ 85,124 | $ 84,654 |

The following table presents the components of deferred tax asset and liability balances:

| (000's omitted) | For the Years Ended December 31, 2002 | 2001 |
|---|---|---|
| Deferred Tax Assets: | | |
| Deferred Compensation | $ 16,301 | $ 16,521 |
| Other | 4,434 | 1,565 |
| Total Deferred Tax Assets | $ 20,735 | $ 18,086 |
| Deferred Tax Liabilities: | | |
| Acquisitions | $ 170,497 | $ 161,550 |
| Other | 9,427 | 3,991 |
| Total Deferred Tax Liabilities | $ 179,924 | $ 165,541 |

A reconciliation of the statutory U.S. Federal Income Tax Rate of 35.0% to the Company's effective income tax rate is set forth below:

| For the Years Ended December 31, | 2002 | 2001 | 2000 |
|---|---|---|---|
| U.S. Federal Income tax rate | 35.0% | 35.0% | 35.0% |
| Increase (Decrease) in Taxes Related to: | | | |
| State and Local Taxes | 11.1 | 11.4 | 11.6 |
| Merger Related Costs and Other Costs | 2.5 | 8.3 | 4.5 |
| Other | (1.1) | (0.4) | (0.3) |
| Effective Tax Rate | 47.5% | 54.3% | 50.8% |

**Note 6:** Capital and Net Liquid Asset Requirements

LaBranche, as a specialist and member of the NYSE and AMEX, is subject to SEC Rule 15c3-1 as adopted and administered by the NYSE, AMEX and the SEC. LaBranche is required to maintain minimum net capital, as defined, equivalent to the greater of $100,000 or 1/15 of aggregate indebtedness, as defined.

As of December 31, 2002 and 2001, LaBranche's net capital, as defined under SEC Rule 15c3-1, was $472.0 million and $484.2 million, respectively, which exceeded minimum requirements by $467.4 million and $481.4 million, respectively. LaBranche's aggregate indebtedness to net capital ratio was .15 to 1 and .09 to 1, as of December 31, 2002 and 2001, respectively.

The NYSE generally requires its specialist firms to maintain a minimum dollar regulatory capital amount in order to establish that they can meet, with their own net liquid assets, their position requirement. Effective October 30, 2000, with SEC approval, the NYSE changed Rule 104, its minimum net liquid asset requirements. Specialist units that exceed five percent in any of the NYSE's four concentration measures must maintain minimum net liquid assets based upon the securities for which they act as the specialist. The requirements state that the net liquid assets must be equivalent to $4.0 million for each stock in the Dow Jones Industrial Average, $2.0 million for each stock in the S&P 100 Stock Price Index, excluding stock included in the previous classification, $1.0 million for each stock in the S&P 500 Stock Price Index, excluding stock included in the previous classifications, $500,000 for each common stock, excluding bond funds and stocks included in the previous classifications, and $100,000 for each stock not included in any of the above classifications. In addition, the NYSE requires any new specialist entities that result from a merger, acquisition, consolidation or other combination of specialist entities to maintain net liquid assets equivalent to the greater of either: (1) the aggregate net liquid assets of the specialist entities prior to their combination or (2) the new capital requirements prescribed under Rule 104. Net liquid assets for a specialist who also engages in transactions other than specialist activities is based upon its excess net capital as determined in accordance with SEC Rule 15c3-1.

LaBranche's net liquid asset requirement was $446.0 million as of December 31, 2002 and 2001. LaBranche's actual net liquid assets were approximately $465.2 million and $491.5 million as of December 31, 2002 and 2001, respectively.

The AMEX generally requires its equity specialist firms to maintain a cash or liquid asset position of the greater of (a) $600,000, or (b) an amount sufficient to assume a position of sixty trading units of each security in which the specialist is registered. Because LaBranche adheres to the NYSE's net liquid asset requirements, it automatically satisfies the AMEX liquid asset requirements.

As a registered broker-dealer and member firm of the NYSE, LFSI is also subject to SEC Rule 15c3-1 as adopted and administered by the NYSE and the SEC. Under the alternative method permitted by this rule, the minimum required net capital is equal to the greater of $1.5 million or 2% of aggregate debit items as defined. As of December 31, 2002, LFSI's net capital, as defined under SEC Rule 15c3-1, was $19.4 million and exceeded minimum requirements by $17.9 million. As of December 31, 2001, the combined net capital, as defined under SEC Rule 15c3-1, of Henderson Brothers and RPM Clearing Corporation was $20.5 million which exceeded minimum requirements by $19.7 million.

As a clearing broker-dealer, LFSI has elected to compute a reserve requirement for Proprietary Accounts of Introducing Broker-Dealers ("PAIB Calculation"), as defined. The PAIB Calculation is computed in order for correspondent firms to classify their assets held by LFSI as allowable assets in the correspondents' net capital calculation. At December 31, 2002 the reserve requirement was approximately $11.3 million. LFSI had cash and securities on deposit in a Special Reserve Bank Account of $21.9 million as of January 3, 2003, to comply with its December 31, 2002 requirements. At December 31, 2001, the combined reserve requirement of Henderson Brothers and RPM Clearing Corporation was approximately $23.3 million. These subsidiaries had combined cash and securities on deposit in a Special Reserve Bank Account of $24.8 million as of January 3, 2002, to comply with the December 31, 2001 requirement.

As a registered broker-dealer and AMEX member firm, LSP is subject to SEC Rule 15c3-1, as adopted and administered by the AMEX. LSP is required to maintain minimum net capital, as defined, equivalent to the greater of $100,000 or 1/15 of aggregate indebtedness, as defined. As of December 31, 2002, LSP's net capital, as defined under SEC Rule 15c3-1, was $6.9 million, which exceeded minimum requirements by $6.8 million.

### Note 7: Acquisitions

Effective March 2, 2000, the Holding Company acquired all the outstanding capital stock of Henderson Brothers Holdings, Inc., which in turn wholly owned Henderson Brothers, a specialist on the NYSE, for an aggregate purchase price of approximately $228.4 million. The acquisition was accounted for under the purchase method of accounting. The results of Henderson Brothers' operations have been included in the Company's consolidated financial statements since March 3, 2000. The excess of purchase price over fair value of net tangible assets of approximately $204.9 million was allocated to intangible assets with corresponding respective lives as follows:

| (In millions) | Original Amount | Life |
|---|---|---|
| Specialist Stock List | $ 87.7 | 40 years |
| Goodwill | 117.2 | 15 years |
| | $ 204.9 | |

Effective March 9, 2000, the Holding Company acquired, through a merger, Webco Securities, Inc. ("Webco"), a specialist on the NYSE, for an aggregate purchase price of $11.0 million in cash, $3.0 million in senior promissory notes and 2.8 million shares of the Company's common stock. The acquisition was accounted for under the purchase method of accounting. The results of Webco's specialist operations have been included in the Company's consolidated financial statements since March 10, 2000. The excess of purchase price over fair value of net tangible assets of approximately $28.8 million was allocated to intangible assets with corresponding respective lives as follows:

| (In millions) | Original Amount | Life |
|---|---|---|
| Specialist Stock List | $ 9.8 | 36 years |
| Goodwill | 19.0 | 15 years |
| | $ 28.8 | |

Effective December 21, 2000, LaBranche acquired an AMEX specialist unit from a joint venture of Midland Trading L.P., Pal-Bro Partners L.L.C. and Cohen Specialists L.L.C. The acquisition was accounted for under the purchase method of accounting. The results of the AMEX specialist unit operations have been included in the Company's consolidated financial statements since December 22, 2000. The excess of purchase price over fair value of net tangible assets of approximately $3.8 million was allocated to goodwill.

Effective March 13, 2001, the Holding Company acquired all the outstanding capital stock of ITTI, a company that provided front-end order execution, analysis and reporting solutions for the wholesale securities dealer market. The excess of purchase price over fair value of net tangible assets of approximately $4.3 million was allocated to goodwill.

Effective March 15, 2001, the Holding Company acquired, through a merger, RPM for an aggregate of approximately 6.9 million shares of the Company's common stock and shares of the Company's nonconvertible preferred stock having an aggregate face and liquidation value of approximately $100.0 million and a fair value of approximately $93.4 million. Each share of the Series A preferred stock entitles the holder thereof to cumulative preferred cash dividends at an annual rate of 8% for the first four years, 10% for the fifth year and 10.8% thereafter, certain voting rights and preferred distributions upon liquidation. In addition, the Company assumed RPM's obligations under RPM's outstanding option agreements with its employees. Thus, each option to purchase RPM common stock was converted into a vested option to purchase 98.778 shares of the Company's common stock. The acquisition was accounted for under the purchase method of accounting and the results of RPM's operations have been included in the Company's consolidated financial statements since March 16, 2001. The excess of purchase price over fair value of net tangible assets of approximately $452.5 million was allocated to intangible assets with corresponding respective lives as follows:

| (In millions) | Original Amount | Life |
|---|---|---|
| Specialist Stock List | $ 180.0 | 40 years |
| Goodwill | 272.5 | 15 years |
| | $ 452.5 | |

Effective August 13, 2001, LaBranche acquired all the assets relating to the AMEX stocks and options specialist operations of Cranmer & Cranmer, Inc. ("Cranmer") for an aggregate of approximately $9.2 million, 100,000 shares of the Company's common stock and an amount equal to the equity capital of Cranmer, including the net value of Cranmer's open security positions on the closing date of the acquisition. The excess of purchase price over fair value of net tangible assets of approximately $14.0 million was allocated to specialist stock list and goodwill. The acquisition was accounted for under the purchase method of accounting. The results of the AMEX specialist operations formerly conducted by Cranmer have been included in the Company's consolidated financial statements since August 14, 2001.

Effective September 20, 2001, LaBranche acquired the interests in the Freedom Specialist Inc. ("Freedom"), R. Adrian & Company, LLC ("Adrian") and LaBranche Joint Book (the "Joint Book") which it did not previously own for an aggregate of approximately $13.6 million in cash, 54,750 shares of the Company's common stock and an amount equal to Freedom's and Adrian's respective shares of the equity capital of the Joint Book on the closing date of the acquisition. The acquisition was accounted for under the purchase method of accounting. The excess of purchase price over fair value of net tangible assets of approximately $15.0 million was allocated to specialist stock list and goodwill. The results of the operations formerly conducted by the Joint Book in which LaBranche previously did not own an interest have been included in the Company's consolidated financial statements since September 21, 2001.

Effective October 18, 2001, LaBranche acquired Bocklet & Company, LLC ("Bocklet") for an aggregate of $20.0 million in cash, of which $5.0 million was paid upon the closing and the remaining amount was paid in equal installments three, six and nine months from the closing date, and 1,100,000 shares of the Company's common stock. In addition, an amount equal to the equity capital of Bocklet on the closing date of the acquisition was paid in equal installments three, six and nine months from the closing date. The acquisition was accounted for under the purchase method of accounting. The excess of purchase price over fair value of net tangible assets of approximately $53.4 million was allocated to specialist stock list and goodwill. The results of the operations formerly conducted by Bocklet have been included in the Company's financial statements since October 19, 2001.

Effective October 24, 2002, the Holding Company acquired all the outstanding stock of Hochstin, which conducted a rights specialist and floor brokerage business on the NYSE, for an aggregate of $7.8 million in cash. Of the $7.8 million consideration, $3.6 million was paid at the closing and the remainder is to be paid by the Holding Company as follows: (a) $1.0 million on each of October 24, 2003, 2004 and 2005, and (b) $1.2 million on October 24, 2007, although the final payment may be reduced to $200,000 if the employment with LFSI of a certain former employee of Hochstin is either terminated by LFSI for cause or is terminated by such employee voluntarily prior to October 24, 2007. The acquisition was accounted for under the purchase method of accounting. The Company finalized its purchase accounting during the fourth quarter of 2002. The excess of purchase price over fair value of net tangible assets of approximately $4.6 million was allocated to goodwill at LaBranche, which is part of our specialist segment. The goodwill will not be deductible for income tax purposes. The results of operations formerly conducted by Hochstin have been included in the Company's financial statements since October 24, 2002.

**Note 8:** Commitments and Contingencies

In February 2002, LaBranche extended its $200.0 million committed line-of-credit with a U.S. commercial bank until February 27, 2003. In October 2002, LaBranche entered into an amended and restated credit agreement regarding this committed line-of-credit, pursuant to which the line-of-credit was extended to October 31, 2003. The line-of-credit may be extended by LaBranche, subject to the bank's approval, for additional one-year terms by giving written notice to the bank at least 30 days prior to the then-current scheduled termination date. Borrowings under this U.S. commercial bank credit facility would be secured by the inventory of specialist stocks and would bear interest at the U.S. commercial bank's broker loan rate. To date, LaBranche has not utilized this facility. In order to maintain the availability of funds under this credit facility, LaBranche must comply with certain customary covenants.

The Company has entered into long-term noncancelable lease agreements for certain office space and equipment, which expire at various dates through 2008. Certain lease agreements contain escalation clauses providing for increased rental payments based on increases in maintenance charges and real estate taxes. Minimum future rental commitments under existing noncancelable leases for office space and equipment are as follows:

| Year Ending December 31, | |
|---|---|
| 2003 | $ 3,123,013 |
| 2004 | 2,580,778 |
| 2005 | 2,507,845 |
| 2006 | 1,727,033 |
| 2007 | 1,424,318 |
| Thereafter | 291,966 |

The Company and, in particular, certain of the business operations conducted by LFSI's predecessor in interest, RPM Clearing Corporation have been the target, from time to time, of various claims and lawsuits incidental to the ordinary course of their respective businesses. While the ultimate outcome of those claims and lawsuits which currently are pending cannot be predicted with certainty, the Company believes, based on the understanding of the facts of these proceedings, that their ultimate resolution will not, in the aggregate, have a material adverse effect on the Company's financial condition or results of operations.

### Note 9: Subordinated Liabilities

LaBranche is a party to subordinated loan agreements under which it has indebtedness approved by the NYSE for inclusion as net capital, as defined. Interest is payable quarterly at various annual rates. Four of the agreements representing $2.3 million mature within the last six months of 2003 and six agreements representing approximately $3.0 million mature within the first six months of 2004. These subordinated notes, which bear an annual interest rate of 10.0%, all have automatic rollover provisions, and each scheduled maturity date will be extended an additional year, unless the lender gives LaBranche seven months advance notice that the maturity date will not be extended. LaBranche is also entitled to prepay these subordinated notes without penalty under the terms of the agreements relating thereto. During October and November 2002, LaBranche repaid, on the scheduled maturity date, four subordinated notes representing $2.4 million, plus accrued and unpaid interest. These subordinated notes did not have automatic rollover provisions and had an annual interest rate of 10.0%. In addition, at the request of the lender, LaBranche repaid a subordinated note in the principal amount of approximately $350,000, plus accrued interest, during September 2002. This subordinated note had an annual interest rate of 10.0%. Interest expense incurred for the years ended December 31, 2002, 2001 and 2000 on subordinated loan agreements was approximately $0.8 million, $0.6 million and $1.0 million, respectively.

In 1998, LaBranche issued five subordinated notes representing aggregate indebtedness of $15.0 million, which mature on June 3, 2008 and bear interest at an annual rate of 7.69%, payable on a quarterly basis. These notes are senior to all other subordinated notes of LaBranche. The agreements covering these subordinated notes require LaBranche to comply with certain covenants that, among other things, restrict the type of business in which LaBranche may engage, set certain net capital levels and prohibit restricted payments. During the year ended December 31, 2002, LaBranche repaid, on the scheduled maturity date, seven subordinated notes representing aggregate indebtedness of $20.0 million, plus accrued and unpaid interest. These notes had an annual interest rate of 8.17% payable on a quarterly basis. Interest expense incurred for the years ended December 31, 2002, 2001 and 2000 on these subordinated notes was approximately $2.3 million, $2.8 million and $2.8 million, respectively.

In connection with the acquisition of RPM, LaBranche assumed a secured demand note obligation of $8.0 million, which matures in June 2004 and bears interest at an annual rate of 11.0% on the amount of cash collateral and 4.0% on non-cash collateral, payable monthly. The agreement has automatic rollover provisions, and the scheduled maturity date of the obligation will be extended an additional year, unless the lender gives LaBranche seven months advance notice that the maturity date will not be extended. During September 2002, at the request of the lender, LaBranche repaid a secured demand note in the principal amount of $1.0 million, plus accrued interest. The note had been assumed in connection with the acquisition of RPM and had a variable interest rate. LaBranche also repaid two additional secured demand note obligations in the principal amount of $3.0 million and $11.0 million, respectively, during October 2002 which were incurred in connection with the acquisition of Bocklet and had annual interest rates of 10.0%. Interest expense incurred for the years ended December 31, 2002, 2001 and 2000 on secured demand notes was approximately $2.0 million, $1.0 million and $0.1 million, respectively.

## Note 10: Earnings Per Share

EPS are computed in accordance with SFAS No. 128, "Earnings Per Share." Basic EPS is calculated by dividing net income available to common shareholders by the weighted-average number of common shares outstanding. Diluted EPS includes the determinants of basic EPS and, in addition, gives effect to dilutive potential common shares.

The computations of basic and diluted EPS are set forth below:

| | Years Ended December 31, | | |
|---|---|---|---|
| (000's omitted, except per share data) | 2002 | 2001 | 2000 |
| Net income | $ 87,226 | $ 71,587 | $ 81,923 |
| Less Preferred Dividends and Accretion | 6,941 | 7,472 | — |
| Numerator for Basic and Diluted Earnings Per Share—Net Income Available to Common Stockholders | $ 80,285 | $ 64,115 | $ 81,923 |
| Denominator for Basic Earnings Per Share—Weighted-Average Number of Common Shares | 58,992 | 55,691 | 48,167 |
| Dilutive Shares | | | |
| Stock Options | 681 | 822 | 150 |
| Restricted Stock | — | 50 | 14 |
| Restricted Stock Units | 266 | 385 | 250 |
| Denominator for Diluted Earnings Per Share—Weighted-Average Number of Common Shares | 59,939 | 56,948 | 48,581 |
| Basic Earnings Per Share | $ 1.36 | $ 1.15 | $ 1.70 |
| Diluted Earnings Per Share | $ 1.34 | $ 1.13 | $ 1.69 |

The exercise prices for options to purchase an aggregate of 1,807,500, 262,500 and 0 shares of common stock exceeded the average market price of the Company's common stock for the years ended December 31, 2002, 2001 and 2000 respectively. Accordingly, the calculation of diluted earnings per share does not include the antidilutive effect of these options for years ended December 31, 2002, 2001 and 2000.

## Note 11: Employee Incentive Plans

**Equity Incentive Plan** The Company sponsors an Equity Incentive Plan which provides for grants of incentive stock options, nonqualified stock options, restricted shares of common stock, restricted stock units, unrestricted shares and stock appreciation rights.

Upon inception, 4,687,500 shares of common stock were reserved for issuance under the Equity Incentive Plan. On July 20, 2001, the Board of Directors approved, subject to the subsequent approval of the Company's stockholders, an increase in the number of shares of the Company's common stock available for issuance under the Equity Incentive Plan by an additional 3,000,000 shares. This increase was approved by a majority of the stockholders of the Company at its annual meeting of stockholders on May 21, 2002. The maximum number of shares of common stock with respect to which options, restricted stock, restricted stock units or other equity-based awards may be granted under the Equity Incentive Plan during any calendar year to any employee may not exceed 500,000 shares, subject to adjustment upon certain corporate transactions.

The Company granted restricted stock units to employees in connection with its initial public offering and subsequently as stock-based compensation. The Company granted restricted stock as part of employment contracts and in connection with certain acquisitions. In general, both the restricted stock units and the restricted stock awards vest in three to five annual installments, on the anniversary of the grant date. The compensation expense for all of these stock awards is recognized on a straight-line basis over the respective vesting periods. In addition, all of the awards are subject to continuing service with the Company and other restrictions. For the years ended December 31, 2002, 2001 and 2000, respectively, the Company recorded compensation expense, net of forfeitures, and a credit to additional paid-in-capital related to these awards of $3.1 million, $6.2 million and $4.3 million.

The following table provides information about grants of restricted stock ("RS") and restricted stock units ("RSUs"):

| | Number of Shares |
|---|---|
| RS and RSUs Outstanding as of January 1, 2000 | 1,062,600 |
| Granted | 302,055 |
| Vested | (77,502) |
| Forfeited | (36,891) |
| RS and RSUs Outstanding as of December 31, 2000 | 1,250,262 |
| Granted | 60,000 |
| Vested | (223,906) |
| Forfeited | (60,142) |
| RS and RSUs Outstanding as of December 31, 2001 | 1,026,214 |
| Granted | 20,000 |
| Vested | (308,436) |
| Forfeited | (193,660) |
| RS and RSUs Outstanding as of December 31, 2002 | 544,118 |

**Stock Options** In general, most of the stock options granted to employees as stock based compensation vest and become exercisable in annual installments over three years. Options granted as part of purchase accounting were fully vested and exercisable on the grant date. Pursuant to APB No. 25, no compensation expense was recognized for any of these option grants since, on the date of grant, these options had no intrinsic value. In addition, these option grants will generally expire ten years from the date of grant, unless sooner terminated or exercised.

The following table provides information about options to purchase the Company's common stock:

| | Number of Shares | Weighted Average Exercise Price per Share |
|---|---|---|
| Options Outstanding as of January 1, 2000 | 1,200,000 | $ 14.00 |
| Options Granted | — | — |
| Options Exercised | (16,667) | 14.00 |
| Options Forfeited | (33,333) | 14.00 |
| Options Outstanding as of December 31, 2000 | 1,150,000 | 14.00 |
| Options Granted | 3,038,162 | 11.22 |
| Options Exercised | (1,287,936) | 7.68 |
| Options Forfeited | (66,667) | 14.00 |
| Options Outstanding as of December 31, 2001 | 2,833,559 | 13.90 |
| Options Granted | 1,545,000 | 34.64 |
| Options Exercised | (705,890) | 12.03 |
| Options Forfeited | — | — |
| Options Outstanding as of December 31, 2002 | 3,672,669 | 22.98 |
| Options Exercisable as of: | | |
| December 31, 2000 | 1,150,000 | 8.63 |
| December 31, 2001 | 2,287,726 | 10.89 |
| December 31, 2002 | 1,977,669 | 12.42 |

The following table summarizes information about stock options outstanding as of December 31, 2002:

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Number Outstanding | Weighted Average Remaining Contractual Life | Weighted Average Exercise Price per Share | Number Exercisable | Weighted Average Exercise Price |
| $ 2.00–10.99 | 493,890 | 10.0 | $ 2.78 | 493,890 | $ 2.78 |
| 11.00–20.99 | 1,371,279 | 7.4 | 13.86 | 1,371,279 | 13.86 |
| 21.00–30.99 | 75,000 | 9.8 | 27.50 | 25,000 | 27.50 |
| 31.00–40.99 | 1,732,500 | 8.9 | 35.76 | 87,500 | 40.00 |
| | 3,672,669 | | | 1,977,669 | |

**Note 12:** Long Term Debt

On August 24, 1999, the Holding Company issued $100.0 million aggregate principal amount of Senior Notes. The Senior Notes bear interest at a rate of 9.5% annually and mature on August 15, 2004. The carrying value of the Senior Notes as of December 31, 2002 and 2001 was $99.9 million. The discount on the bond is being amortized as an adjustment to interest expense over the life of the Senior Notes. Debt issuance costs incurred as a result of the Senior Note offering were approximately $2.7 million, which are also being amortized on a straight-line basis as an adjustment to interest expense over the life of the Senior Notes. Interest expense related to the Senior Notes for the years ended December 31, 2002, 2001 and 2000 was approximately $10.1 million. The indenture covering the Senior Notes includes certain covenants that, among other things, limits the Company's ability to borrow money, pay dividends or repurchase stock, make investments, engage in transactions with stockholders and affiliates, create liens on assets, and sell assets or engage in mergers and consolidations except in accordance with certain specified conditions.

In addition, in connection with the reorganization of the Company from partnership to corporate form on August 24, 1999, the Holding Company issued a $16.0 million senior note as partial payment for the acquisition of a limited partner interest in LaBranche (prior to its conversion to a limited liability company). The note was payable in three annual installments and had an annual interest rate of 9.5%. The Company repaid the full aggregate principal amount of $16.0 million plus the accrued interest of this note in August 2000, 2001 and 2002. Interest expense related to this note for the years ended December 31, 2002, 2001 and 2000 was approximately $0.3 million, $0.8 million and $1.3 million, respectively.

In connection with the acquisitions of Henderson Brothers and Webco, the Holding Company issued $250.0 million aggregate principal amount of Senior Subordinated Notes (the "Notes") that bear interest at a rate of 12.0% annually and mature on March 2, 2007. The carrying value of the Notes as of December 31, 2002 and 2001 was $247.0 million and $246.5 million, respectively. The discount on the Notes is being amortized as an adjustment to interest expense over the life of the Notes. Debt issuance costs incurred as a result of the Note offering were approximately $6.9 million, which are also being amortized as an adjustment to interest expense over the life of the Notes. Interest expense related to these Notes for the years ended December 31, 2002, 2001 and 2000 was approximately $31.3 million, $31.2 million and $25.8 million, respectively. The indenture covering the Notes includes certain covenants that, among other things, limit the Company's ability to borrow money, pay dividends or repurchase stock, make investments, engage in transactions with stockholders and affiliates, create liens on assets, and sell assets or engage in mergers and consolidations except in accordance with certain specified conditions.

The Notes also require the Company, within 150 days after the end of each fiscal year, to offer to redeem from all holders of the Notes a principal amount equal to the Excess Cash Flow of the Company for the preceding fiscal year at a price equal to 103.0% of the principal amount being offered for purchase plus accrued and unpaid interest, if any, to the date of redemption. Each holder is entitled to be offered a pro rata share of the amount subject to redemption based upon his or her ownership percentage of the outstanding Notes. Excess Cash Flow is defined for this purpose as 40.0% of the amount by which the Company's consolidated EBITDA exceeds the sum of the Company's interest expense, tax expense, increase in net capital or net liquid asset requirements, capital expenditures, any cash payments related to acquisitions of NYSE specialists and any cash payments related to the Company's principal payments of certain other indebtedness.

As of December 31, 2002 and 2001, the Holding Company had a promissory note for $2.0 million, which was assumed in connection with the RPM acquisition and was issued to a family member of a former employee of RPM. The note matures in the first half of 2003 and bears an annual interest rate of 12.5%, payable on a quarterly basis. Because this note will mature in less than one year, it is classified in accounts payable and other accrued expenses on the statement of financial condition. In addition, the Holding Company issued to RPM Nautical $8.0 million of indebtedness on August 7, 2002 in exchange for the 8,000 shares of the Company's Series A preferred stock then held by RPM Nautical. This indebtedness accrues interest at the rate of 10.0% per year until August 7, 2003 and at the rate of 9.0% per year thereafter, payable semiannually, and matures on August 7, 2007. Interest expense incurred by the Holding Company related to these notes for the years ended December 31, 2002, 2001 and 2000 was approximately $0.6 million, $0.2 million and $0, respectively.

During the year ended 2002, the Holding Company repaid, without penalty, indebtedness in the aggregate principal amount of $12.1 million which the Holding Company had assumed in connection with the RPM acquisition. Of the total $12.1 million, $9.8 million was promissory notes issued to former employees and their family members and had annual interest rates ranging from 8.0% to 12.0%. The remaining $2.3 million represented deferred compensation obligations to former RPM employees and had annual interest rates ranging from 9.5% to 10.0%. Interest expense incurred by the Holding Company related to these obligations for the years ended December 31, 2002, 2001 and 2000 was approximately $0.8 million, $1.1 million and $0, respectively.

Long term debt as of December 31, 2002 matures as follows:

| (000's omitted) Year Ending December 31, | Amount |
|---|---|
| 2003 | — |
| 2004 | 100,000 |
| 2005 | — |
| 2006 | — |
| 2007 and Thereafter | 258,000 |

**Note 13:** Disclosures About Fair Value of Financial Instruments
SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires companies to report the fair value of financial instruments for certain assets and liabilities. Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts, which approximate fair value.

The fair value of the fixed rate debt, in millions, is as follows:

| | 2002 | | 2001 | |
|---|---|---|---|---|
| As of December 31, | Carrying Value | Fair Value | Carrying Value | Fair Value |
| Senior Debt | $ 99.9 | $ 104.9 | $ 99.9 | $ 106.9 |
| Senior Subordinated Debt | 247.0 | 280.5 | 246.5 | 287.3 |
| Fixed Rate Note | — | — | 5.0 | 5.2 |
| Other | 30.3 | 33.6 | 71.1 | 75.9 |

The fair value of the Senior Notes and the Notes was determined based upon their market value as of December 31, 2002. The fair value of the fixed rate and other notes was determined using current market rates to discount their cash flows.

**Note 14:** Retirement Plan
The Company has a defined contribution retirement plan (the "Plan") that is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Fidelity Management Trust Company acts as the recordkeeper of the Plan. Effective January 1, 2003, the Plan sponsor changed from LaBranche to the Holding Company.

All employees are eligible to participate in the Plan after they have completed twelve months of service and have been credited with 1,000 hours of service. Participants are entitled to contribute voluntarily in an amount equal to not less than 1% and not more than 60% of their annual pre-tax compensation, to a maximum amount permitted under the Internal Revenue Service ("IRS") regulations for the applicable Plan year. The Company, acting in its sole discretion, can declare and contribute to the Plan an employer matching contribution and an additional voluntary contribution.

During the years ended December 31, 2002, 2001 and 2000, the Company contributed approximately $1.2 million, $1.0 million and $590,000, respectively, as employer matching contributions to the Plan, and approximately $4.2 million, $3.4 million and $2.0 million, respectively, as additional voluntary contributions.

Upon the completion of the acquisition of RPM, the employee participant balances of the Robb, Peck, McCooey 401(k) Plan totaling approximately $3.7 million were rolled over into the Plan. In addition, the Robb, Peck, McCooey Pension Trust and the Robb, Peck, McCooey Profit Sharing Plan were assumed by the Holding Company. All benefits and service accruals of these two plans were frozen effective as of March 15, 2001. On June 15, 2001, the Board of Directors of the Holding Company elected to terminate both plans, effective August 31, 2001. The Holding Company applied and received approval for termination from the Internal Revenue Service. All participants became fully vested in their accrued benefits in the Profit Sharing Plan and the Pension Trust on the termination date, and received lump-sum payments by December 31, 2002.

As of December 31, 2002, the Plan had approximately 489 participants compared to 492 participants as of December 31, 2001.

**Note 15:** Business Segments
Segment information is presented in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." Currently, the Company views its business under two separate segments: Specialist and Execution and Clearing. The Company's business segments are based upon the nature of the financial services provided, their revenue source and the Company's management organization. Prior to January 1, 2002, the Company considered its operations to be one reportable segment for purposes of presenting consolidated financial information and evaluating its performance.

The Company's Specialist segment operates as a specialist in equities on the NYSE and in equities and options on the AMEX and provides support services for the specialist activities. In addition, this segment acts as a market maker in ETFs.

The Company's Execution and Clearing segment provides securities execution, securities clearing and other related services to its own individual customers, customers of introducing brokers and institutional customers, including traders, professional investors and broker-dealers. The segment also provides direct access floor brokerage services to institutional customers.

The Specialist segment currently includes the operations of LaBranche, LSP and BV. The Execution and Clearing segment currently includes the operations of LFSI.

Revenues and expenses directly associated with each segment are included in determining its operating results. Other expenses, including corporate overhead, which are not directly attributable to a particular segment, generally are allocated to each segment based on its resource usage levels or other appropriate measures. Certain administrative expenses, corporate overhead expenses and other sources of revenues are not specifically allocated by management when reviewing the Company's segments' performance, and appear in the Other section. Selected financial information for each segment is set forth below:

| | For the Years Ended December 31, | | |
|---|---|---|---|
| (000's omitted): | 2002 | 2001 | 2000 |
| **Specialist Segment:** | | | |
| Revenues | $ 401,169 | $ 395,731 | $ 340,895 |
| Operating Expenses | 164,367 | 136,751 | 110,923 |
| Depreciation and Amortization Expense | 12,337 | 38,186 | 18,324 |
| Pre-Tax Income | 224,465 | 220,794 | 211,648 |
| Segment Assets | 1,726,935 | 1,776,794 | 908,482 |
| **Execution and Clearing Segment:** | | | |
| Revenues | $ 44,565 | $ 27,180 | $ 2,594 |
| Operating Expenses | 53,297 | 38,838 | 5,375 |
| Depreciation and Amortization Expense | 1,093 | 967 | 152 |
| Pre-Tax Loss | (9,825) | (12,625) | (2,933) |
| Segment Assets | 88,666 | 156,745 | 27,647 |
| **Other:**(1) | | | |
| Revenues | $ 7,111 | $ 1,219 | $ 1,320 |
| Operating Expenses | 55,611 | 52,380 | 43,458 |
| Depreciation and Amortization Expense | 16 | 297 | — |
| Pre-Tax Loss | (48,516) | (51,458) | (42,138) |
| Segment Assets | 97,201 | 67,298 | 67,993 |
| **Total:** | | | |
| Revenues | $ 452,845 | $ 424,130 | $ 344,809 |
| Operating Expenses | 273,275 | 227,969 | 159,756 |
| Depreciation and Amortization Expense | 13,446 | 39,450 | 18,476 |
| Pre-Tax Income | 166,124 | 156,711 | 166,577 |
| Total Assets | 1,912,802 | 2,000,837 | 1,004,122 |

(1) Other is comprised primarily of the interest on the Holding Company's indebtedness, unallocated corporate administrative expenses, including legal costs, unallocated revenues (primarily income from non-marketable investments as well as interest income), and elimination entries.

### Note 16: Repurchases of Preferred Stock

During January 2002, the Company offered to repurchase up to 30,000 shares of its outstanding Series A preferred stock for $1,000 per share, plus accrued and unpaid dividends up to but not including the date of purchase. The Company's Series A preferred stock entitles the holder to cumulative preferred cash dividends at an annual rate of 8.0% of the liquidation preference per share until March 15, 2005, 10.0% until March 15, 2006 and 10.8% thereafter. On February 15, 2002, the offer expired, and on February 19, 2002, the Company purchased all of the approximately 28,164 shares that had been tendered for approximately $28.5 million, including accrued but unpaid dividends. As a result of the purchase, the Company recorded an expense due to the acceleration of the discount accretion on the shares purchased of approximately $1.5 million, which was included in other expenses.

On August 7, 2002, the Company issued to RPM Nautical Foundation, Inc. ("RPM Nautical"), a non-profit organization of which George E. Robb, Jr., a former member of the Company's Board of Directors, is a founder and director, subordinated notes in the aggregate principal amount of $8.0 million in exchange for the 8,000 shares of the Company's Series A preferred stock then held by RPM Nautical. The Company also paid to RPM Nautical, in cash, the amount of accrued and unpaid dividends with respect to the shares of our Series A preferred stock held by RPM Nautical as of August 6, 2002. As a result of the exchange, the Company recorded an expense due to the acceleration of the discount accretion on the shares exchanged of approximately $0.4 million, which was included in other expenses.

### Note 17: Financial Instruments with Concentration of Credit and Off-Balance Sheet Risk

As a specialist on the NYSE and AMEX, LaBranche is engaged in various securities trading and lending activities. In connection with its activities as a specialist, LaBranche assumes positions in stocks for which it is responsible. LaBranche is exposed to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations pursuant to these securities transactions. LaBranche is exposed to market risk associated with the sale of securities not yet purchased, which can be directly impacted by volatile trading on the NYSE and AMEX. Additionally, in the event of nonperformance and unfavorable market price movements, LaBranche may be required to purchase or sell financial instruments, which may result in a loss to LaBranche.

The Company enters into collateralized financing agreements in which it extends short-term credit to major financial institutions. The Company controls access to the collateral pledged by the counterparties, which generally consists of U.S. equity and government securities. The value and adequacy of the collateral are continually monitored. Consequently, the risk of credit loss from counterparties' failure to perform in connection with collateralized lending activities is minimal.

In addition, LFSI, through the normal course of business, enters into various securities transactions as agent. The execution, settlement and financing of those transactions can result in off-balance sheet risk and concentration of credit risk.

LFSI's execution and clearing activities involve settlement and financing of various customer securities transactions on a cash or margin basis. These activities may expose LFSI to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and LFSI has to purchase or sell securities at a loss. For margin transactions, LFSI may be exposed to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur in their accounts.

LFSI seeks to control the risks associated with customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. LFSI monitors margin levels daily and pursuant to such guidelines, requires customers to deposit additional collateral or to reduce positions when necessary.

LFSI is engaged in various brokerage activities in which its counterparties primarily include broker-dealers, banks and other financial institutions. LFSI may be exposed to the risk of default, which depends on the creditworthiness of the counterparty. It is LFSI's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

LSP uses derivative financial instruments, which generally include exchange-traded options and futures contracts, for trading purposes and to economically hedge other positions or transactions as part of its options specialist and market-making business and overall risk management process. These financial instruments subject LSP to varying degrees of market and credit risk. LSP records its derivative trading activities at market value, with corresponding gains or losses recorded in net gain on principal transactions. In order to minimize risk, management continually monitors positions, profit and loss, volatility and other standard risk measures on a real-time basis and communicates its risk tolerance to LSP's traders.

The following table indicates the fair value of LSP's exchange-traded options:

| | As of December 31, | | | |
|---|---|---|---|---|
| | 2002 | | 2001 | |
| (000's omitted) | Assets | Liabilities | Assets | Liabilities |
| Exchange-Traded Options | 61,478 | 63,695 | 68,499 | 58,822 |

## Note 18: Pro Forma Financial Information (Unaudited)

The following 2000 pro forma consolidated results give effect to the Company's March 2000 acquisition of all the outstanding capital stock of Henderson Brothers, the March 2000 acquisition of Webco and the March 2000 issuance of $250.0 million of Senior Subordinated Notes as if they occurred on January 1, 2000. In addition, the 2000 pro forma consolidated results give effect to the March 2001 acquisition of RPM including the issuance of common stock, the issuance of preferred stock, the assumption of RPM's option agreements and the reversal of the historical results of operations for certain business lines (collectively, the "Acquisition Transactions"), as if they occurred on January 1, 2000. The 2001 pro forma consolidated results give effect to the Acquisition Transactions as if they occurred on January 1, 2001. The pro forma impact on revenues, pre-tax income and earnings are as follows:

| | For the years ended December 31, | |
|---|---|---|
| | 2001 | 2000 |
| (000's omitted, except per share data) | (Pro Forma) | (Pro Forma) |
| Revenues | $ 450,928 | $ 503,980 |
| Pre-Tax Income | 123,627 | 175,670 |
| Net Income | 53,846 | 78,226 |
| EPS | 0.77 | 1.21 |

## Note 19: Subsequent Events

During January 2003, the Company offered to repurchase up to 30,000 shares of its outstanding Series A preferred stock for $1,000 per share, plus accrued and unpaid dividends up to but not including the date of purchase. On February 4, 2003, the offer expired, and on February 6, 2003, the Company purchased all of the approximately 24,650 shares that had been tendered for approximately $24.8 million, including accrued but unpaid dividends. As a result of the purchase, the Company recorded an expense due to the acceleration of the discount accretion on the shares purchased of approximately $0.9 million, which will be included in other expenses.

The Company's Board of Directors declared an $.08 per share cash dividend on the Company's common stock on January 16, 2003. The record date was January 31, 2003 and the dividend was paid on February 14, 2003. The payment of future dividends is within the discretion of the Company's Board of Directors and will depend on future earnings, capital requirements, applicable regulatory restrictions, financial condition and other relevant factors.

## Corporate Information

### Directors and Officers

Michael LaBranche
Chairman, President and Chief Executive Officer

Alfred O. Hayward, Jr.
Director and Executive Vice President

Robert M. Murphy
Director and Chief Executive Officer, LaBranche & Co. LLC

Thomas E. Dooley [1,2,3]
Director

E. Margie Filter [1,2,3]
Director

David A. George [1,2,3]
Director

Donald E. Kiernan [1,2,3]
Director — Effective March 6, 2003

William J. Burke, III
Corporate Secretary and Chief Executive Officer,
LaBranche Financial Services, Inc.

S. Lawrence Prendergast
Executive Vice President, Finance

Harvey S. Traison
Senior Vice President and Chief Financial Officer

Committees:
1. Audit
2. Compensation
3. Nominating and Corporate Governance

### Stock Trading Information

Our common stock is quoted on the New York Stock Exchange under the symbol "LAB". The following table sets forth the range of high, low and closing prices for our common stock on the NYSE for the periods indicated:

| | High | Low | Close |
|---|---|---|---|
| First Quarter 2001 | $51.03 | $27.69 | $32.16 |
| Second Quarter 2001 | $44.52 | $28.56 | $29.00 |
| Third Quarter 2001 | $30.22 | $19.50 | $22.20 |
| Fourth Quarter 2001 | $35.11 | $22.12 | $34.46 |
| First Quarter 2002 | $36.11 | $29.88 | $31.05 |
| Second Quarter 2002 | $30.93 | $21.90 | $22.90 |
| Third Quarter 2002 | $23.50 | $17.50 | $20.25 |
| Fourth Quarter 2002 | $30.38 | $18.15 | $26.64 |

Number of shareholders of record as of March 21, 2003: 142

*Designed and Produced By Taylor & Ives, Inc., NYC*

### Dividend Policy

On January 16, 2003, our board of directors declared an $.08 per share cash dividend payable on February 14, 2003 to holders of record of our common stock on January 31, 2003. The payment of future dividends is within the discretion of our board of directors and will depend on our future earnings, our capital requirements, applicable regulatory restrictions, our financial condition and other relevant factors.

### Additional Corporate Information

**Investor Relations Contacts**

S. Lawrence Prendergast
Harvey S. Traison
Phone: (212) 425-1144
Fax: (212) 344-1469
Email: ir@labranche.com
Forms 10K and 10Q are available at
www.labranche.com or upon request.

### Annual Meeting

The Annual Meeting will convene at 9:00 a.m. on May 20, 2003 at The Regent Hotel, 55 Wall Street, New York, NY

### Legal Counsel

Fulbright & Jaworski L.L.P., New York, NY

### Independent Auditors

KPMG LLP, New York, NY

### Stock Transfer Agent and Registrar

Mellon Investor Services
85 Challenger Rd.
Overpeck Center
Ridgefield Park, NJ 07660
(800) 851-9677

**LaBranche & Co Inc.**
One Exchange Plaza
New York, NY 10006-3008
Tel: (212) 425-1144

www.labranche.com